FINANCIAL HIGHLIGHTS

As at and for the three months ended June 30
(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	2009	2008	% Change

Net income	$1,784	$998	79
Net income (loss) attributed to participating policyholders	10	(10)	-
Net income attributed to shareholders	$1,774	$1,008	76
Preferred share dividends	(16)	(8)	100
Net income available to common shareholders	$1,758	$1,000	76

Premiums and deposits
Life and health insurance premiums [1]	$3,591	$3,865	(7)
Annuity and pension premiums	2,129	1,507	41
Segregated funds deposits	7,391	8,472	(13)
Mutual fund deposits	2,141	2,664	(20)
Institutional advisory account deposits	2,190	1,431	53
ASO premium equivalents	662	621	7
Group Benefits ceded [1]	932	-	-
Other fund deposits	160	133	20
Total premiums and deposits	$19,196	$18,693	3

Funds under management
General fund	$188,332	$164,445	15
Segregated funds	177,511	175,746	1
Institutional advisory accounts	21,956	21,288	3
Mutual funds	26,435	32,094	(18)
Other funds	6,621	6,725	(2)
Total funds under management	$420,855	$400,298	5

			% of Total	% of Total
Capital			2009	2008
Liabilities for preferred shares and qualifying capital instruments	$3,084	$3,024	10	11
Non-controlling interest in subsidiaries	209	167	1	1
Equity
Participating policyholders' equity	69	64	-	-
Shareholders' equity
Preferred shares	1,419	638	4	2
Common shares	16,250	13,958	52	50
Contributed surplus	169	152	1	1
Retained earnings [2]	12,693	15,083	41	53
Accumulated other comprehensive loss on AFS securities and translation of net foreign operations	(2,815)	(5,025)	(9)	(18)
Total capital	$31,078	$28,061	100	100

Selected key performance measures
Basic earnings per common share	$1.09	$0.67
Diluted earnings per common share	$1.09	$0.66
Return on common shareholders' equity (annualized) [3]	26.9%	17.0%
Book value per common share	$16.23	$16.14
Common shares outstanding (in millions)
End of period	1,614	1,495
Weighted average - basic	1,611	1,497
Weighted average - diluted	1,616	1,508

1 At the end of the first quarter of 2009, Canadian Group Benefits entered into an external reinsurance agreement which resulted in a substantial reduction in net premium revenue reported in the income statement. The Company continues to retain certain benefits and certain risks on this business and the associated direct premiums continue to be included in the overall premiums and deposits metric as "Group Benefits ceded".

[2] Opening retained earnings at January 1, 2007 have been reduced by $229 relating to an understatement of policy liabilities and an understatement of future income tax liabilities relating primarily to periods prior to the merger with John Hancock Financial Services,
Inc. in April 2004.

[3] Return on common shareholders' equity is net income (loss) available to common shareholders divided by average common shareholders'
equity excluding accumulated other comprehensive income (loss) on AFS securities and cash flow hedges.

Manulife Financial Corporation – 2009 Q2 Report

MESSAGE TO SHAREHOLDERS

On August 6, Manulife Financial reported its financial and operating results for the second quarter of 2009. We reported strong earnings of $1.77 billion—an increase of over 75 per cent over the second quarter of 2008.  As expected, our results were strengthened by the recovery in global equity markets which has resulted in our releasing into earnings some of the reserves we had previously set aside to cover segregated fund guarantees. As we have stated in previous quarters, just as our earnings suffered when equity markets declined, they are now improving as equity markets rebound.

While we expect our financial performance will continue to be impacted by equity market volatility in the near to mid-term, a deeper look at our results demonstrate that our business remains strong and stable. For example our insurance sales in Asia were up 24 per cent versus Q2 2008; sales of our fixed products have shot up; and in Canada, Group Savings and Retirement Solutions sales doubled year-over-year. MFC Global Investment Management also recently surpassed $100 billion in funds under management.

Our capital position is also strong, and we are determined to keep strengthening it. Our high quality investment portfolio is serving us well, reflecting the benefits of our forward-thinking approach to managing credit.  We also continue to make additional progress in de-risking our segregated fund guarantees through hedging, changing product features and rebalancing our overall product mix.

In the context of these strong results, I wanted to address our decision to reduce our common share cash dividend by 50 per cent.

As we have frequently stated, Manulife is focused on building fortress levels of capital which will provide our Company with more flexibility to respond to both risks and opportunities from a continued position of strength. In turbulent times, fortifying capital is what strong, reliable and trustworthy financial-services companies should do.

Our decision to reduce our common share dividend followed a very thorough review of various options to strengthen capital. Ultimately, we determined that retaining more of our earnings is the most effective means of continuing to build our capital levels. While we recognize the importance of the cash dividend to many of you, we believe this change will still provide an attractive yield while also benefiting shareholders as we deploy our capital for growth.

Put simply, we are making this important change from a relative position of strength. Moving forward, we expect our actions will benefit shareholders as we strengthen our capital levels and continue to seek out opportunities to grow and strengthen our Company further.

We are in the business of making promises for future delivery and we will continue to demonstrate that Manulife is the reliable, strong, trustworthy and forward thinking company that more customers worldwide turn to help them with their most important financial decisions.

Donald A. Guloien
President and Chief Executive Officer

Manulife Financial Corporation – 2009 Q2 Report

OPERATING HIGHLIGHTS

Insurance

•
Insurance sales for the quarter were up two per cent from prior year levels, but down eight per cent on a constant currency basis, where strong sales in Japan were offset by declines in the U.S. and Canada.

•
In the U.S., overall sales improved considerably over the prior quarter but were down from prior year levels.  Compared to prior year, Life sales were down 29 per cent and Long-Term Care sales were down ten per cent.  Life sales reflected a consumer trend to smaller policies and lower premium products; however, the sales environment has improved somewhat from the start of the year with the business experiencing strong new business applications and increasing sales.  During the quarter, John Hancock was named the sole carrier for the Federal Long Term Care Insurance Program, the largest employer-sponsored LTC insurance program in the U.S.

•
In Canada, overall sales were in line with prior year levels, with group benefits sales increasing eight per cent, offsetting a 13 per cent decline in individual life sales.  While individual sales were down largely due to strong whole life sales in the prior year, Group Benefit sales continued to be driven by growth in mid and large case accounts and distribution expansion.

•
In Asia, overall sales exceeded prior year levels by 24 per cent. Japan sales almost doubled prior year volumes, driven by the continued success of its new insurance offerings, while Hong Kong sales improved considerably over the first quarter of 2009.  During the quarter, new product offerings were introduced in Hong Kong and Manulife continued to expand its operations in China, where it received licensing approval to open a new branch in Shenyang, Liaoning province.

Wealth Management

•
Wealth sales for the quarter were down 11 per cent from prior year levels, or 19 per cent on a constant currency basis, as continued strong growth in fixed products in the U.S. and Canada was more than offset by declines in variable products across all geographies.  Variable annuity sales declined by 30 per cent compared to the second quarter of 2008 as a result of the Company’s risk management initiatives and weaker economic conditions.

•
In the U.S., wealth sales excluding variable annuity products increased by 16 per cent over the first quarter of 2009 and decreased 21 per cent versus prior year levels.  Sales in Fixed Products nearly doubled prior year levels, as equity market volatility and credit concerns prompted investors to seek fixed return products from top rated firms. The increase was more than offset by decreased volumes in the Wealth Asset Management segment, driven by weak economic conditions.

•
In Canada, sales excluding variable annuity products increased by 16 per cent over prior year levels as a result of volumes more than doubling in both individual fixed products and Group Savings and Retirement Solutions, with the latter driven by success in large case defined contribution sales.  This growth was partially offset by declines in mutual fund sales.

•	In Asia, sales excluding variable annuity products increased as a result of the acquisition of an asset management company in Taiwan in 2008.

•
MFC Global Investment Management (“GIM”) was selected as investment adviser for the MD Dividend Fund, representing a $1 billion mandate from MD Funds Management.  While not included in wealth sales metrics, this mandate reflects the confidence that was placed in MFC GIM’s strong investment management and servicing capabilities.   MFC GIM’s funds under management (“FUM”) reached a significant milestone when it surpassed the $100 billion mark, with $102 billion in FUM as at June 30, 2009 – an all-time high.

Manulife Financial Corporation – 2009 Q2 Report

Corporate

•
During the quarter, the Company issued public securities for gross proceeds of $1,950 million which was primarily used to repay and refinance existing debt.  The securities included two separate issues of Medium Term Notes for $600 million and $1 billion and a preferred share issue for $350 million.  Both note issues constitute senior indebtedness, pursuant to the Company’s medium term note program.

•	The $600 million notes pay 7.768 per cent and mature in 2019.

•	The $1 billion notes pay 4.896 per cent and are due in 2014.

•
The $350 million of new Class 1 Series 1 non-cumulative 5-year rate reset preferred shares have an initial fixed dividend yield of 5.6 per cent.  The 5-year resets are equal to 5-year Government of Canada bonds plus 3.23 per cent or convertible to Class 1 Series 2 floating rate preferred shares, which are entitled to non-cumulative quarterly floating dividends based on 3-month Government of Canada treasury bills plus 3.23 per cent.

•	Several executive appointments were announced in the quarter, including:

•	Michael W. Bell as Senior Executive Vice President and Chief Financial Officer, succeeding Peter H. Rubenovitch, who is retiring from Manulife after 14 years of distinguished service.

•	James R. Boyle as President of John Hancock Financial Services, succeeding John D. DesPrez III, who was recently appointed Chief Operating Officer.

•	Warren A. Thomson as Senior Executive Vice President and Chief Investment Officer, succeeding Donald A. Guloien, who was appointed recently President and Chief Executive Officer.

•	Scott S. Hartz as Executive Vice President, General Account Investments, in a newly created role which oversees Manulife’s worldwide general account investments of over $180 billion.

•
Subsequent to the quarter end, the Company raised $1 billion through the issuance of Innovative Tier 1 Notes.  The notes pay 7.405 per cent per annum until December 30, 2019, with 5 year resets thereafter equal to 5- year Government of Canada bonds plus 5 per cent.  The notes may be redeemed in whole or in part on or after December 31, 2014, with regulatory (OSFI) approval.

Manulife Financial Corporation – 2009 Q2 Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL HIGHLIGHTS

(unaudited)

	Quarterly Results
	2Q09	1Q09	2Q08
Shareholders’ Net Income (Loss) (C$ millions)	1,774	(1,068)	1,008
Net income (Loss) available to common shareholders (C$ millions)	1,758	(1,075)	1,000
Diluted Earnings (Loss) per Common Share (C$)	1.09	(0.67)	0.66
Return on Common Shareholders’ Equity (1)(%, annualized)	26.9	(16.2)	17.0
Premiums & Deposits (1) (C$ millions)	19,196	19,301	18,693
Funds under Management (1) (C$ billions)	420.9	405.3	400.3
Capital (1) (C$ billions)	31.1	30.2	28.1

(1) This item is a non-GAAP financial measure. For a discussion of our use of non-GAAP financial measures, see “Performance and Non-GAAP Measures” below.

Net Income

The Company’s shareholders’ net income for the second quarter was $1,774 million, an increase of $766 million from $1,008 million reported a year ago. The change was primarily driven by the significant increase in global equity markets which resulted in non-cash gains of $2,622 million, of which $2,379 million related to segregated fund guarantees.  Partially offsetting these gains were the impact of lower corporate bond rates and, to a lesser extent, the continued pressure on credit.  The decline in interest rates and other fixed income related items resulted in non cash charges of $1,116 million, primarily as a result of the lower investment returns assumed in the valuation of policy liabilities.  In addition, credit impairments totaled $109 million, other than temporary impairments (“OTTI”) on equity investments were $53 million and actuarial related charges for downgrades amounted to $106 million.  During the quarter the Company increased its tax related provisions on leveraged lease investments by $139 million and reported net charges for changes in actuarial methods and assumptions of $87 million.   Excluding the aforementioned items, earnings for the quarter totaled $776 million compared to $745 million a year ago.

Based upon emerging experience for policyholder behavior, economic, investment, and other important actuarial assumptions, the Company currently expects that the annual review of actuarial methods and assumptions will result in a material charge to income that will likely be recorded in the third quarter.  Although we have not completed our assessment nor have we reached any preliminary conclusions regarding the overall charge to earnings, preliminary information with respect to policyholder behavior assumptions on variable annuity and segregated fund guarantee products would indicate that there is a possibility of a change in assumptions which could result in charges currently expected not to exceed $500 million.  Changes in assumptions for other factors cannot be estimated at this time, however given the current economic conditions, these changes in assumptions may result in an additional charge to earnings.  See “Caution Regarding Forward-Looking Statements” below.

Components of earnings (C$ millions)	2Q09	2Q08	Change
Earnings excluding items below (1)	776	745	31
Equity related gains	2,622	16	2,606
Other investment related gains (losses)	(1,130)	364	(1,494)
Credit, OTTI and downgrades	(268)	(74)	(194)
Tax related provisions on leveraged lease investments	(139)	(32)	(107)
Changes in actuarial methods and assumptions	(87)	(11)	(76)
Shareholders’ Net Income	1,774	1,008	766

(1) This item is a non-GAAP financial measure.  For a discussion of our use of non-GAAP financial measures, see “Performance and Non-GAAP Measures” below.  See the table above for a reconciliation of this item to Shareholders’ Net Income.

Manulife Financial Corporation – 2009 Q2 Report

The $31 million increase in earnings excluding the items below was attributable to growth in business, additional income from holding higher segregated fund reserves and a stronger U.S. dollar, partially offset by lower fee income, the absence of realized gains on the Corporate and Other segment’s equity portfolio, as well as adverse lapse experience.

Because a portion of the equity related gains as well as some interest related gains (included in other investment related gains (losses) in the table above) were subject to lower tax rates than were the investment related losses, the Company has a net tax recovery in the quarter.  The effective tax rate, in the quarter, on earnings excluding items below was similar to that in the prior year.

Major equity markets around the world strengthened during the quarter by 15 per cent or more, resulting in non-cash equity related gains of $2,622 million, of which $2,379 million related to segregated fund guarantees, $135 million related to equity investments supporting non-experience adjusted policy liabilities and $108 million is attributable to higher capitalized future fee income on variable universal life products as well as on other fee income.

The bulk of the $1,130 million of other investment related losses is related to the change in interest rates during the quarter.  This non-cash charge arose primarily as a result of the net lower interest rates assumed in the valuation of policy liabilities.      The actuarial valuation methodology incorporates market based interest rates on the reinvestment of net projected cash flows.  These cash flows include the projected cash flows of current investment and derivative holdings combined with projected policyholder cash flows, such as premiums and claims.  Derivative holdings reduce a portion of an open interest rate position associated with the net future cash flows but do not reduce the risk of changes to credit spreads.  The projected cash flows are impacted by both current market bond rates and spreads between swap and bond rates.  Decreases in market bond rates and in spreads between swap and bond rates both resulted in an increase in policy liabilities and therefore a charge to earnings this quarter.  During the quarter, long-maturity corporate bond rates declined by approximately 80 basis points in both Canada and the U.S. and the spreads between forward starting swaps and corporate rates declined by approximately 160 basis points in the U.S.   These movements and other fixed income related items partially offset by interest related gains that were fair valued and incurred in favourable tax jurisdictions resulted in net non-cash charges in the quarter of $1,116 million.

Credit impairments of $109 million (2008 - $24 million) and other than temporary impairments (“OTTI”) on equity positions in the Corporate and Other Segment of $53 million (2008 - $12 million) were recognized in the quarter.  In addition actuarial liabilities were strengthened for credit related downgrades resulting in a charge to earnings of $106 million ($2008 - $38 million).

During the quarter the Company increased its tax related provisions on leveraged lease investments by $139 million (2008 - $32 million) and reported charges for changes in actuarial methods and assumptions of $87 million (2008 - $11 million).  The changes in actuarial methods and assumptions included a post tax charge in earnings of $181 million from updated policyholder behavior assumptions related to partial withdrawals in the Japan variable annuity business partially offset by a number of smaller items.

Year-to-date shareholders’ net income was $706 million compared to $1,877 million in 2008.

Normalized Earnings

The information in this section is forward-looking information and should be read in conjunction with the section below entitled “Caution Regarding Forward-Looking Statements”.  Given the current economic conditions including the volatility of equity markets, interest rates and other factors such as those disclosed in the Component of Earnings table above, we are providing forward-looking information on what we refer to as “normalized earnings”, which is a non-GAAP measure.  This discussion of normalized earnings should not be considered earnings guidance, particularly as it is not possible to predict near term market conditions.   Estimated normalized earnings are based on assumptions that include our book of business, an equity market growth of two per cent per quarter for the major North American markets, foreign currency rates that are consistent with levels as at June 30, 2009, and other investment returns and policyholder experience consistent with our current best estimate actuarial assumptions.  It would exclude gains, losses and other items such as those disclosed in the table referred to above, which are: Equity related gains; Other investment related gains (losses); Credit, OTTI and downgrades; Tax related provisions on leverage lease investments; and Changes in actuarial methods and assumptions; the net effect of which we are unable to reliably estimate.  We estimate normalized earnings to be between $750 million and $850 million per quarter

Manulife Financial Corporation – 2009 Q2 Report

for the remainder of 2009 and 2010.  Estimated normalized earnings would imply a return on equity of approximately 12 per cent.  Normalized earnings and actual reported quarterly results will differ from estimated normalized earnings for any change in the factors outlined above which were included and excluded in estimated normalized earnings.  See also “Risk Factors” in our most recent Annual Information Form, “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual and interim reports, and the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports for other factors that could impact normalized earnings and actual reported results.

Diluted Earnings per Share and Return on Common Shareholders’ Equity

Second quarter diluted earnings per common share was $1.09 ($0.66 in 2008) and return on common shareholders’ equity was 26.9 per cent for the three months ended June 30, 2009 (17.0 per cent for the three months ended June 30, 2008). Return on common shareholders’ equity, a non-GAAP financial measure, is calculated excluding Accumulated Other Comprehensive Income (Loss) on available-for-sale securities and cash flow hedges. See “Performance and Non-GAAP Measures” below.

Premiums and Deposits

Premiums and deposits amounted to $19.2 billion in the second quarter of 2009, compared to $18.7 billion for the same period last year.  At the end of the first quarter of 2009, Canadian Group Benefits entered into an external reinsurance agreement which resulted in a substantial reduction in net premium revenue reported on the income statement.  As the agreement provides that the Company retain certain upside benefits and certain risks, we continue to include the associated direct premiums as part of the premiums and deposits metric.

Premiums related to the insurance businesses were $5.2 billion and, driven by growth in the in-force business, increased eight per cent in the U.S., five per cent in Canada and 13 per cent in Asia and Japan.  Annuity and pension premiums were $2.1 billion, an increase of 41 per cent over the prior year, fuelled by sales demand for fixed return wealth products.

Deposits were $11.9 billion in the quarter, a decline of $0.8 billion from the prior year.  The decline consists of a $1.4 billion decrease in variable annuity and segregated fund guarantee sales resulting from:  changes to product offerings and economic conditions (sales were $3.5 billion in the second quarter of 2009 and $4.9 billion in the second quarter of 2008); and a $0.5 billion decrease in mutual fund deposits; partially offset by an increase in Institutional Advisory Account deposits and a stronger U.S. dollar.

Funds under Management

Total funds under management as at June 30, 2009 were $420.9 billion, up from $400.3 billion at June 30 last year.  Increases of $41.2 billion due to currency and $19.5 billion from positive policyholder cash flows were partially offset by the market value declines.

Capital

Total capital was $31.1 billion as at June 30, 2009, $3.0 billion higher than $28.1 billion as at June 30, 2008.  Capital increased by $2,275 million from the issuance of common shares in the fourth quarter of 2008, $800 million from the issuance of preference shares in the first half of 2009 and $2,520 million from a weakening Canadian dollar.  These increases were partially offset by the cumulative effect over the last twelve months of $649 million of net losses, $310 million of net unrealized losses on available-for-sale assets and $1,583 million of shareholder dividends paid in cash, as well as share buybacks in the third quarter of last year of $110 million.

Regulatory capital adequacy is primarily managed at the insurance operating company level (The Manufacturers Life Insurance Company (“MLI”) and John Hancock Life Insurance Company (“JHLICO”)).  MLI’s Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio of 242 per cent as at June 30, 2009 has increased by 42 points from 200 per cent as at June 30, 2008.   The increase in the ratio resulting from capital injections from MFC’s capital raising activities more than offset the impact of segregated fund guarantees on both earnings and capital.

Manulife Financial Corporation – 2009 Q2 Report

PERFORMANCE BY DIVISION

U.S. Insurance

	Quarterly Results
Canadian dollars	2Q09	1Q09	2Q08
Shareholders’ Net Income (Loss) (millions)	(631)	(92)	223
Premiums & Deposits (millions)	1,962	1,893	1,647
Funds under Management (billions)	67.7	71.0	58.5

U.S. dollars
Shareholders’ Net Income (Loss) (millions)	(541)	(74)	221
Premiums & Deposits (millions)	1,682	1,520	1,630
Funds under Management (billions)	58.2	56.3	57.4

U.S. Insurance recorded a loss of US$541 million for the second quarter of 2009, compared with earnings of US$221 million reported a year earlier.  The decrease was due to investment related losses and to a much lesser extent adverse claims and lapse experience.  These factors were only partially offset by the favourable impact of the increase in equity markets on variable universal life capitalized fees  and  reduced new business strain, mostly as a result of product changes.  On a Canadian dollar basis, the loss for the second quarter was $631 million, compared to earnings of $223 million reported a year earlier. The year-to-date loss was US$615 million compared to earnings of US$429 million in 2008.

Premiums and deposits for the quarter were US$1.7 billion, up three per cent from US$1.6 billion for the second quarter of 2008 due to in-force premium growth in John Hancock Long-Term Care and higher premiums in universal life dampened by lower variable life deposits.

Funds under management were US$58.2 billion, up one per cent from June 30, 2008 as business growth was partially offset by a decrease in the market value of the variable life segregated funds.

U.S. Wealth Management

	Quarterly Results
Canadian dollars	2Q09	1Q09	2Q08
Shareholders’ Net Income (Loss) (millions)	1,551	(629)	271
Premiums & Deposits (millions)	7,956	8,660	8,648
Funds under Management (billions)	170.6	164.1	172.7

U.S. dollars
Shareholders’ Net Income (Loss) (millions)	1,329	(505)	268
Premiums & Deposits (millions)	6,817	6,952	8,561
Funds under Management (billions)	146.7	130.2	169.5

U.S. Wealth Management’s earnings for the second quarter of 2009 were US$1,329 million, compared with earnings of US$268 million reported a year earlier.  Earnings increased significantly due to improved market performance on segregated fund guarantee reserves partially offset by unfavourable investment results and reduced fee income on lower funds under management. On a Canadian dollar basis, earnings for the second quarter were $1,551 million, up $1,280 million from $271 million reported a year earlier. Year-to-date earnings were US$824 million compared to US$416 million in 2008.

Premiums and deposits for the quarter were US$6.8 billion, down 20 per cent from US$8.6 billion for the second quarter of 2008.  The decline was due to the impact of the equity market and economic downturn on sales in John Hancock Wealth Asset Management and John Hancock Variable Annuities.  These declines were partially offset by an increase in John Hancock Fixed Products sales.

Manulife Financial Corporation – 2009 Q2 Report

Funds under management were US$146.7 billion, down 13 per cent from June 30, 2008, as a result of the prior twelve month cumulative effect of unfavourable equity markets and US$4.1 billion of scheduled maturities in Fixed Products. These declines were partially offset by net policyholder cash inflows of US$6.7 billion in Variable Annuities and Wealth Asset Management.

Canadian Division

	Quarterly Results
Canadian dollars	2Q09	1Q09	2Q08
Shareholders’ Net Income (Loss) (millions)	336	(88)	302
Premiums & Deposits (millions)	4,316	4,430	4,090
Funds under Management (billions)	91.2	83.8	87.6

Canadian Division’s shareholders’ net income for the second quarter of 2009 was $336 million, up $34 million from $302 million reported a year ago. The increase driven by good operational results with strong claims experience, focused expense management and business growth, and to a modest extent was partially offset by adverse lapse experience.  The increase due to improved market performance on segregated fund guarantee reserves was offset by net investment related losses in the quarter and lower allocated interest on surplus.  Because a portion of the investment related gains were subject to lower tax rates than were the investment related losses, the division has a net tax recovery in the quarter.  Year-to-date shareholders’ net income was $248 million compared to $556 million in 2008.

Premiums and deposits for the quarter were $4.3 billion, up six per cent from $4.1 billion for the second quarter of 2008. These results reflect strong increases in fixed rate wealth management products as consumers continued to seek the safety of fixed returns in light of continuing market volatility, and growth in the Group Benefits business. Overall growth was tempered by a nine per cent decline in variable product deposits.

Funds under management grew by four per cent, or $3.6 billion, to $91.2 billion as at June 30, 2009.  Strong growth in lending volumes drove a 38 per cent rise in Manulife Bank’s invested assets, which together with positive net sales of wealth management and insurance products, more than offset the impact of equity market deterioration as compared to a year ago.

Asia and Japan Division

	Quarterly Results
Canadian dollars	2Q09	1Q09	2Q08
Shareholders’ Net Income (millions)	885	146	215
Premiums & Deposits (millions)	2,477	2,846	2,590
Funds under Management (billions)	56.5	53.6	43.7

U.S. dollars
Shareholders’ Net Income (millions)	758	118	212
Premiums & Deposits (millions)	2,122	2,286	2,565
Funds under Management (billions)	48.6	42.5	42.9

Asia and Japan Division’s shareholders’ net income for the second quarter of 2009 was US$758 million, up US$546 million from US$212 million a year earlier.   Gains recorded on the variable annuity business in Japan as a result of the improved equity market performance were partially offset by pooled investment losses and lower fee income on lower assets under management in the pension and wealth management businesses in Hong Kong. On a Canadian dollar basis, net income was $885 million, up $670 million from a year ago.  Because a portion of the investment related gains were subject to lower tax rates than were investment related losses, the division has a net tax recovery in the quarter. Year-to-date shareholders’ net income was US$876 million compared to US$398 million in 2008.

Manulife Financial Corporation – 2009 Q2 Report

Premiums and deposits for the quarter were US$2.1 billion, down 17 per cent from US$2.6 billion for the second quarter of 2008. The 13 per cent growth in insurance premiums from in-force business growth and new product launches and additional mutual fund sales from the asset management company in Taiwan acquired at the end of 2008 were more than offset by the lower variable annuity sales in Japan due to volatile equity markets and product changes.

Funds under management were US$48.6 billion, up 13 per cent from June 30, 2008.  Growth was driven by net policyholder cash inflows of US$4.3 billion partly offset by the negative impact of declining equity markets in the past twelve months.

Reinsurance Division

	Quarterly Results
Canadian dollars	2Q09	1Q09	2Q08
Shareholders’ Net Income (millions)	45	59	46
Premiums (millions)	292	285	287

U.S. dollars
Shareholders’ Net Income (millions)	38	48	45
Premiums (millions)	250	229	284

Reinsurance Division’s net income for the second quarter of 2009 was US$38 million, down US$7 million from US$45 million reported a year earlier.  Unfavourable investment results were partially offset by more favourable claims experience in the Life Reinsurance business and by the favourable impact of the increase in the U.S. equity markets on the change in segregated fund guarantee liabilities.  On a Canadian dollar basis, earnings for the second quarter were $45 million, down $1 million from $46 million reported a year earlier. Year-to-date earnings were US$86 million, compared to US$118 million in 2008.

Premiums for the quarter were US$250 million, down US$34 million or 12 per cent from US$284 million for the second quarter of 2008.  Life Reinsurance premiums declined as a result of higher experience refunds and International Group Program premiums declined as a result of the weakened Euro against the U.S. dollar.  On a Canadian dollar basis, premiums for the quarter were $292 million, up 2 per cent from $287 million reported in the second quarter of 2008.

Corporate and Other

	Quarterly Results
Canadian dollars	2Q09	1Q09	2Q08
Shareholders’ Net Loss (millions)	(412)	(464)	(49)
Funds under Management (billions)	32.2	30.1	35.3

Corporate and Other is comprised of the earnings on excess residual capital (assets backing capital, net of amount allocated to operating divisions), changes in actuarial methods and assumptions, Investment Division’s external asset management business and the John Hancock Accident and Health operation, which consists primarily of contracts in dispute, and other non-operating items.

Corporate and Other recorded a loss of $412 million for the second quarter of 2009, compared to a loss of $49 million a year earlier.  Included in these results are tax related provisions on leveraged lease investments of $139 million (2008 - $32 million) and reported charges for changes in actuarial methods and assumptions of $87 million (2008 - $11 million).  The remaining variance of $180 million includes other than temporary impairments (OTTI) of $53 million on our available-for-sale equity portfolio compared to  net realized gains in 2008 of $58 million (realized gains of $70 million, offset by impairments of $12 million) as well as credit losses of $82 million (2008 - $1 million).  The year-to-date loss is $876 million compared to a loss of $51 million in 2008.

Manulife Financial Corporation – 2009 Q2 Report

Funds under management were $32.2 billion, down nine per cent or $3.1 billion from June 30, 2008.  This decrease is primarily due to higher assets allocated to the operating divisions and market value declines in the equity and bond portfolios, partially offset by the strengthening U.S. dollar as well as funds received from debt and share capital issuance in the past twelve months.

Risk Management

Our risk management practices and key risk factors are outlined under “Risk Management” on pages 24 to 33 of our 2008 Annual Report.  The risk factors affecting the Company remain substantially unchanged and our associated risk profile continues to be in compliance with the risk management policies approved by the Audit and Risk Management Committee of the Board of Directors.  For further information relating to risk factors affecting the Company, see “Risk Factors” in our most recent Annual Information Form, “Critical Accounting and Actuarial Policies” in Management’s Discussion and Analysis in our most recent annual and interim reports and the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports.

Note 7 of the second quarter unaudited interim summary consolidated financial statements of the Company includes updated market price risk, interest rate risk and credit risk disclosures.

Commitments and Contingencies

Legal proceedings
The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer.  In addition, government and regulatory bodies in Canada, the United States and Asia regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company's compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.

The Company announced on June 19, 2009 that it had received an enforcement notice from staff of the Ontario Securities Commission (“OSC”) relating to its disclosure before March 2009 of risks related to its variable annuity guarantee and segregated funds business. The notice indicates that it is the preliminary conclusion of OSC staff that the Company failed to meet its continuous disclosure obligations related to its exposure to market price risk in its segregated funds and variable annuity guaranteed products. The Company has the opportunity to respond to the notice before OSC staff makes a decision whether to commence proceedings.  The Company has responded to the notice and is cooperating with OSC staff.

The Company may become subject to regulatory or other action by regulatory authorities in other jurisdictions based on similar allegations.  The Company is not currently aware that any other regulatory body is considering commencing proceedings based on the Company’s disclosure obligations.  However, there can be no assurance that additional regulatory proceedings will not be commenced in the future.

Proposed class action law suits against the Company have been filed in Canada and the United States, on behalf of investors in those jurisdictions, based on similar allegations.  The Company may become subject to other similar law suits by investors.

The Company believes that its disclosure satisfied applicable disclosure requirements and intends to vigorously defend itself against any claims based on these allegations.

Plaintiffs in class action and other lawsuits against the Company may seek very large or indeterminate amounts, including punitive and treble damages, and the damages claimed and the amount of any probable and estimable liability, if any, may remain unknown for substantial periods of time. A substantial legal liability or a significant regulatory action could have a material adverse effect on the Company’s business, results of operations, financial condition and capital position and adversely affect its reputation. Even if the Company ultimately prevails in the litigation, regulatory action or investigation, it could suffer reputational harm, which could have an adverse effect on its business, results of operations, financial condition and capital position, including its ability to attract new customers, retain current customers and recruit and retain employees.

Manulife Financial Corporation – 2009 Q2 Report

The Company believes that it is unlikely that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on its consolidated financial position or results of operations.  However, there can be no assurance as to the possible outcome of any such matters, including the OSC enforcement notice or any potential regulatory proceeding or claim by investors based on similar allegations.

Tax related contingency

The Company is an investor in leveraged leases and has established provisions for possible disallowance of the tax treatment and for interest on past due taxes. During the quarter, we increased the provision related to these investments by US$119 million after tax. We continue to believe that deductions originally claimed in relation to these arrangements are appropriate. Although not expected to occur, should the tax attributes of our leveraged leases be fully denied, the maximum after tax exposure including interest would be an additional estimated US$277 million as at June 30, 2009.

Transactions with Related Parties

In its capacities as an investor and as an investment manager, the Company has relationships with various types of entities, some of which are variable interest entities (“VIEs”).  Note 18 of the annual consolidated financial statements on pages 89 to 91 of our 2008 Annual Report describes the entities with which the Company has significant relationships. There were no significant changes to these relationships during the six months ended June 30, 2009.

Accounting Policies

Our significant accounting policies are described in note 1 of the annual consolidated financial statements on pages 58 to 61 of our 2008 Annual Report. Certain of these policies are recognized as critical as they determine the accounting in core areas of the business, require the use of estimates and assumptions about matters that are inherently uncertain and because actual results could differ from those estimates. Significant estimation processes relate to the determination of policy liabilities, evaluation of invested asset impairment, assessment of variable interest entities, determination of pension and other post-employment obligations and expenses, income taxes and impairment testing of goodwill and intangible assets as described in pages 37 to 43 of our 2008 Annual Report. In addition, in the determination of the fair values of financial instruments, where observable market data is not available, management applies judgment in the selection of valuation models.

Accounting Adjustment

During the first quarter of 2009, the Company identified errors originating primarily from periods prior to our purchase of John Hancock.  The result of these errors included an understatement of policy liabilities of $182 million, approximately half of which should have been recorded at the April 2004 purchase date and the other half should have been recorded subsequently.  In addition, there was a net understatement of future income tax liabilities of $47 million, which includes amounts relating mostly to periods prior to acquisition partially offset by the future taxes related to the amounts described above. Because these errors are not material to the financial statements for prior years, but correcting them in the first quarter would have materially distorted that quarter’s results, the Company has corrected the errors by reducing opening retained earnings as at January 1, 2007 by $229 million.

Accounting Changes

There have not been any significant changes to our accounting policies in 2009.

Future Changes in Accounting Policy

Transition to International Financial Reporting Standards (“IFRS”)

Publicly accountable enterprises in Canada are required to adopt IFRS for periods beginning on or after January 1, 2011.  The Company will adopt IFRS in its quarterly and annual reports starting with the first quarter of 2011 and will provide corresponding comparative financial information for 2010.

Manulife Financial Corporation – 2009 Q2 Report

The Company is currently assessing the first time adoption and transitional options under IFRS. No IFRS accounting policy decisions or elections have been finalized to date and until this process is complete, the impact of adopting IFRS on the Company’s future financial position and future results cannot be reasonably determined.

Based on the analysis performed to date, we do not expect significant impacts to the financial statements upon adoption of IFRS in 2011.  Some presentation differences will arise as we expect additional assets and liabilities from off-balance sheet investments to be consolidated and reinsurance balances will be presented on a gross basis.  Minor measurement differences are expected to arise for:  products that do not meet the definition of insurance; certain invested assets including real estate, agricultural assets and leveraged leases; and for certain hedge relationships. In addition, some changes to tax accounting, including the tax effects of the above noted changes, are expected to arise.  We are currently evaluating the potential financial statement impact of these and other accounting differences.

Until the IFRS standard for insurance contracts is finalized, the Company will continue to measure insurance liabilities using the Canadian Asset Liability Method (“CALM”).  Consistent with the adoption of CICA Handbook Section 3855, when IFRS is adopted any change in the carrying value of the invested assets that support insurance liabilities will be offset by a corresponding change in reserves and therefore is not expected to impact net income.

Our transition status is currently on-track in accordance with our overall implementation plan.

Improving Disclosure about Financial Instruments

In June 2009, the CICA adopted the amendments to IFRS 7 “Financial Instruments: Disclosures”, issued in March 2009. The amendments were incorporated into Section 3862 “Financial Instruments — Disclosures”, and introduce a three-level fair value disclosure hierarchy that distinguishes fair value measurements by the significance of the inputs used for valuation. In addition, the amendments enhance disclosure requirements on the nature and extent of liquidity risk arising from financial instruments to which an entity is exposed. The amendments will be effective for the Company’s December 31, 2009 financial statements.

Changes in Internal Control over Financial Reporting

During the six months ended June 30, 2009, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Manulife Financial Corporation – 2009 Q2 Report

Quarterly Financial Information (unaudited)

The following table provides summary information related to our eight most recently completed quarters:

As at and for the three months ended (Canadian $ in millions, except per share amounts)	June 30, 2009	Mar. 31, 2009	Dec. 31, 2008	Sept. 30, 2008	June 30, 2008	Mar. 31, 2008	Dec. 31, 2007	Sept. 30, 2007
Revenue
Premium income
Life and health insurance (1)	$3,591	$4,278	$4,460	$4,017	$3,865	$3,679	$3,795	$3,637
Annuities and pensions	2,129	2,694	2,562	1,841	1,507	1,321	1,504	1,245
Total premium income	$5,720	$6,972	$7,022	$5,858	$5,372	$5,000	$5,299	$4,882
Investment income	2,061	1,837	1,786	1,750	2,230	2,328	2,412	2,283
Realized and unrealized (losses) gains on assets supporting policy liabilities and consumer notes (2)	2,145	(2,103)	1,519	(3,150)	(1,462)	(703)	1,163	834
Other revenue	1,459	1,293	1,323	1,369	1,418	1,343	1,404	1,371
Total revenue	$11,385	$7,999	$11,650	$5,827	$7,558	$7,968	$10,278	$9,370
Income (loss) before income taxes	$1,695	$(2,127)	$(2,596)	$677	$1,345	$1,151	$1,358	$1,466
Income tax recovery (expense)	89	1,056	727	(170)	(347)	(290)	(284)	(397)
Net income (loss)	$1,784	$(1,071)	$(1,869)	$507	$998	$861	$1,074	$1,069
Net income (loss) available to shareholders	$1,774	$(1,068)	$(1,870)	$510	$1,008	$869	$1,144	$1,070

Basic earnings (loss) per common share	$1.09	$(0.67)	$(1.24)	$0.34	$0.67	$0.57	$0.76	$0.70
Diluted earnings (loss) per common share	$1.09	$(0.67)	$(1.24)	$0.33	$0.66	$0.57	$0.75	$0.70
Segregated funds deposits	$7,391	$8,259	$8,847	$7,689	$8,472	$9,197	$9,043	$8,888
Total assets – general fund	$207,768	$214,055	$211,025	$181,914	$180,071	$182,153	$176,458	$175,232
Segregated funds net assets	$178,161	$164,464	$165,380	$166,098	$176,395	$175,248	$175,544	$175,094

Weighted average common shares (in millions)	1,611	1,610	1,519	1,492	1,497	1,498	1,502	1,511
Diluted weighted average common shares (in millions)	1,616	1,610	1,519	1,503	1,508	1,509	1,515	1,525
Dividends per common share	$0.26	$0.26	$0.26	$0.26	$0.24	$0.24	$0.24	$0.22
CDN$ to $1US – Balance Sheet	1.1625	1.2602	1.2246	1.0599	1.0186	1.0279	0.9881	0.9963
CDN$ to $1US – Statement of Operations	1.1668	1.2456	1.2118	1.0411	1.0101	1.0042	0.9810	1.0455

(1)
At the end of the first quarter of 2009, Canadian Group Benefits entered into an external reinsurance agreement which resulted in a substantial reduction in net premium revenue reported on the income statement.

(2)
For fixed income assets supporting policy liabilities and for equities supporting pass through products, the impact of realized and unrealized (losses) gains on the assets is largely offset in the change in actuarial liabilities.

Manulife Financial Corporation – 2009 Q2 Report

Quarterly Dividend

Our Board of Directors approved a quarterly shareholders’ dividend of $0.13 per share on the common shares of MFC, payable on or after September 21, 2009 to shareholders of record at the close of business on August 18, 2009.

The Board also declared dividends on the following non-cumulative preferred shares, payable on or after September 19, 2009 to shareholders of record at the close of business on August 18, 2009.

•	Class A Shares Series 1 – $0.25625 per share
•	Class A Shares Series 2 – $0.29063 per share
•	Class A Shares Series 3 – $0.28125 per share
•	Class A Shares Series 4 – $0.4125 per share
•	Class 1 Shares Series 1 – $0.41425 per share

Outstanding Shares

As at August 6, 2009, MFC had 1,614 million common shares and 14 million Class A Shares Series 1 outstanding.  On or after December 19, 2015, the Class A Shares Series 1 will be convertible at the option of the holder into MFC common shares, the amount of which is determined by a prescribed formula, and is subject to the right of MFC prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares.

Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses.  Non-GAAP measures include:  Earnings excluding items below (referred to above in the Components of Earnings table under “Financial Highlights – Net Income”); Normalized Earnings; Return on common shareholders’ Equity; Premiums and Deposits;  Funds under Management; and Capital. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore they should not be considered in isolation or as a substitute for financial information prepared in accordance with GAAP.

The Company has calculated Earnings before the items below (as referred to above) in accordance with the methods outlined under “Financial Highlights – Net Income” above and believes that this measure is useful to investors to enable them to perform meaningful comparisons between periods.

The Company has estimated Normalized Earnings, which constitutes forward-looking information, in accordance with the methods outlined under “Financial Highlights – Normalized Earnings” above. The Company believes this measure is useful to investors given the current economic conditions including the volatility of equity markets, interest rates and other factors.

Return on equity is a profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income.  The Company calculates return on equity using average common shareholders’ equity excluding Accumulated Other Comprehensive Income (Loss) on available-for-sale securities and cash flow hedges.

Premiums and deposits is a measure of the top line growth.  The Company calculates premiums and deposits as the aggregate of (i) general fund premiums net of reinsurance, reported as premiums on the Statement of Operations, (ii) segregated fund deposits, excluding seed money, (iii) mutual fund deposits, (iv) deposits into institutional advisory accounts and (v) premium equivalents for administration only group benefit contracts and (vi) premiums in the Canadian Group Benefit reinsurance ceded agreement, and (vii) other deposits in other managed funds.

Funds under Management are a measure of the size of the Company.  It represents the total of the invested asset base that the Company and its customers invest in.

Manulife Financial Corporation – 2009 Q2 Report

The definition we use for the capital serves as a foundation of our capital management activities at the MFC level.  For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI.  Capital is calculated as the sum of:  Total equity excluding Accumulated other Comprehensive Income on available for sale securities; Non-controlling interest in subsidiaries; and Liabilities for preferred shares and capital instruments excluding $550 million of subordinated debentures issued to Manulife Finance (Delaware), L.P.

Caution Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements with respect of our estimated quarterly normalized earnings and the potential impact on net income of our annual review of actuarial methods and assumptions referred to above under “Financial Highlights – Net Income”.  The forward-looking statements in this document also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “continue”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to performance of equity markets, interest rate fluctuations, currency rates, investment losses and defaults, movements in credit spreads, market liquidity and creditworthiness of guarantors and counterparties); Company liquidity, including the availability of financing to satisfy existing financial liabilities on their expected maturity dates when required; changes in laws and regulations; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; accuracy of estimates used in applying accounting policies and actuarial methods used by the Company; the ability to maintain the Company’s reputation; the ability to implement effective hedging strategies; legal and regulatory proceedings; level of competition and consolidation; the ability to adapt products and services to the changing market; the ability to attract and retain key executives; acquisitions and the ability to complete acquisitions including the availability of equity and debt financing for this purpose; the ability to execute strategic plans and changes to strategic plans; the disruption of or changes to key elements of the Company’s or public infrastructure systems; and environmental concerns. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual and interim reports, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements except as required by law.

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited interim summary consolidated financial statements of the Company as at and for the three months and six months ended June 30, 2009 and 2008 and the MD&A and audited consolidated financial statements contained in Manulife’s 2008 Annual Report.  This MD&A is dated August 6, 2009.

Manulife Financial Corporation – 2009 Q2 Report

Consolidated Balance Sheets

As at	June 30,	December 31,	June 30,
(Canadian $ in millions, unaudited)	2009 (1)	2008 (1)	2008 (1)
Assets
Invested assets (note 4)
Cash and short-term securities	$17,110	$17,269	$12,196
Securities
Bonds	83,725	83,148	72,195
Stocks	9,688	8,240	11,175
Loans
Mortgages	31,379	30,963	27,637
Private placements	24,701	25,705	22,670
Policy loans	7,090	7,533	6,133
Bank loans	2,458	2,384	2,257
Real estate	6,228	6,345	5,278
Other investments	5,953	5,914	4,904
Total invested assets	$188,332	$187,501	$164,445
Other assets
Accrued investment income	$1,667	$1,760	$1,420
Outstanding premiums	771	799	691
Goodwill	7,608	7,929	6,882
Intangible assets	2,015	2,115	1,821
Derivatives (note 5)	3,713	7,883	2,227
Miscellaneous	3,662	3,038	2,585
Total other assets	$19,436	$23,524	$15,626
Total assets	$207,768	$211,025	$180,071
Segregated funds net assets	$178,161	$165,380	$176,395

Liabilities and Equity
Policy liabilities	$143,848	$146,241	$125,570
Deferred realized net gains	113	127	106
Bank deposits	14,483	12,210	10,704
Consumer notes	1,486	1,876	1,894
Long-term debt (note 8)	4,296	3,689	2,775
Future income tax liability	1,552	2,016	2,595
Derivatives (note 5)	3,319	6,389	2,053
Other liabilities	7,142	7,360	6,364
	$176,239	$179,908	$152,061
Liabilities for preferred shares and capital instruments	3,634	3,674	3,024
Non-controlling interest in subsidiaries	209	217	167
Equity
Participating policyholders' equity	69	62	64
Shareholders' equity
Preferred shares (note 9)	1,419	638	638
Common shares (note 9)	16,250	16,157	13,958
Contributed surplus	169	160	152
Retained earnings	12,693	12,850	15,083
Accumulated other comprehensive income (loss)
on available-for-sale securities	210	(529)	519
on cash flow hedges	(99)	(317)	(51)
on translation of net foreign operations	(3,025)	(1,795)	(5,544)
Total equity	$27,686	$27,226	$24,819
Total liabilities and equity	$207,768	$211,025	$180,071
Segregated funds net liabilities	$178,161	$165,380	$176,395

  (1) Opening retained earnings as at January 1, 2007 have been restated.  Refer to note 1.

The accompanying notes are an integral part of these consolidated financial statements.

Donald A. Guloien                                                                                Gail Cook-Bennett
President and Chief Executive Officer                Chair of the Board of Directors

Manulife Financial Corporation – 2009 Q2 Report

Consolidated Statements of Operations

		For the three months		For the six months
		ended June 30,		ended June 30,
(Canadian $ in millions except per share amounts, unaudited)	2009	2008	2009	2008
Revenue
Premium income (note 12)	$5,720	$5,372	$12,692	$10,372
Investment income
Investment income	2,061	2,230	3,898	4,558
Realized and unrealized gains (losses) on assets
supporting policy liabilities and consumer notes (note 4)	2,145	(1,462)	42	(2,165)
Other revenue	1,459	1,418	2,752	2,761
Total revenue	$11,385	$7,558	$19,384	$15,526

Policy benefits and expenses
To policyholders and beneficiaries
Death, disability and other claims	$1,139	$1,606	$2,974	$3,126
Maturity and surrender benefits	1,921	1,903	4,512	3,747
Annuity payments	798	723	1,680	1,481
Policyholder dividends and experience rating refunds	330	353	750	695
Net transfers to segregated funds	705	443	1,341	801
Change in actuarial liabilities (note 6)	2,016	(1,368)	3,345	(1,874)
General expenses	921	876	1,845	1,740
Investment expenses	237	233	469	464
Commissions	1,016	1,100	1,994	2,131
Interest expense	543	273	761	578
Premium taxes	62	66	135	134
Non-controlling interest in subsidiaries	2	5	10	7
Total policy benefits and expenses	$9,690	$6,213	$19,816	$13,030

Income (loss) before income taxes	$1,695	$1,345	$(432)	$2,496
Income tax recovery (expense)	89	(347)	1,145	(637)
Net income	$1,784	$998	$713	$1,859

Net income (loss) attributed to participating policyholders	$10	$(10)	$7	$(18)

Net income attributed to shareholders	$1,774	$1,008	$706	$1,877
Preferred share dividends	(16)	(8)	(23)	(15)
Net income available to common shareholders	$1,758	$1,000	$683	$1,862

Weighted average number of common shares
outstanding (in millions)	1,611	1,497	1,611	1,497
Weighted average number of diluted common shares
outstanding (in millions)	1,616	1,508	1,615	1,509

Basic earnings per common share	$1.09	$0.67	$0.42	$1.24
Diluted earnings per common share	$1.09	$0.66	$0.42	$1.23
Dividends per common share	$0.26	$0.24	$0.52	$0.48

The accompanying notes are an integral part of these consolidated financial statements.

Manulife Financial Corporation – 2009 Q2 Report

Consolidated Statements of Equity

For the six months ended June 30,
(Canadian $ in millions, unaudited)	2009 (1)	2008 (1)
Participating policyholders' equity
Balance, January 1	$62	$82
Net income (loss) for the period	7	(18)
Balance, June 30	$69	$64

Preferred shares
Balance, January 1	$638	$638
Issued during the period (note 9)	800	-
Issuance costs, net of tax	(19)	-
Balance, June 30	$1,419	$638

Common shares
Balance, January 1	$16,157	$14,000
Issued on exercise of stock options and deferred share units (note 9)	22	31
Issued under Dividend Reinvestment and Share Purchase Plans (note 9)	71	-
Purchase and cancellation (note 9)	-	(73)
Balance, June 30	$16,250	$13,958

Contributed surplus
Balance, January 1	$160	$140
Exercise of stock options and deferred share units	(1)	(4)
Stock option expense	12	14
Tax benefit of stock options exercised	(2)	2
Balance, June 30	$169	$152

Shareholders' retained earnings
Balance, January 1	$12,850	$14,159
Net income attributed to shareholders	706	1,877
Preferred share dividends	(23)	(15)
Common share dividends	(840)	(718)
Purchase and cancellation of common shares (note 9)	-	(220)
Balance, June 30	$12,693	$15,083

Accumulated other comprehensive (loss) income ("AOCI")
Balance, January 1	$(2,641)	$(4,913)
Other comprehensive loss	(273)	(163)
Balance, June 30	$(2,914)	$(5,076)

Total of shareholders' retained earnings and AOCI, June 30	$9,779	$10,007

Total equity, June 30	$27,686	$24,819
(1) Opening retained earnings as at January 1, 2007 have been restated. Refer to note 1.

The accompanying notes are an integral part of these consolidated financial statements.

Manulife Financial Corporation – 2009 Q2 Report

Consolidated Statements of Comprehensive Income (Loss)

		For the three months		For the six months
		ended June 30,		ended June 30,
(Canadian $ in millions, unaudited)	2009	2008	2009	2008

Net income attributed to shareholders	$1,774	$1,008	$706	$1,877
Other comprehensive income (loss), net of taxes
Change in unrealized gains/losses on available-for-sale financial securities
Unrealized gains (losses) arising during the period	$790	$(322)	$496	$(683)
Reclassification of realized (gains) losses and impairments (recoveries) to net income	63	(52)	242	(125)

Change in unrealized gains/losses on derivative investments designated as cash flow hedges
Unrealized gains (losses) arising during the period	177	35	221	(15)
Reclassification of realized (gains) losses to net income	(3)	-	(3)	-

Change in unrealized currency translation gains (losses) of self-sustaining operations
On translating financial statements	(2,059)	(312)	(1,428)	712
On hedges	339	14	199	(52)
Total other comprehensive loss	$(693)	$(637)	$(273)	$(163)
Total comprehensive income attributed to shareholders	$1,081	$371	$433	$1,714

Income taxes included in components of Other Comprehensive Income

		For the three months		For the six months
		ended June 30,		ended June 30,
(Canadian $ in millions, unaudited)	2009	2008	2009	2008
Income tax (recovery) expense
Change in unrealized gains/losses on available-for-sale financial securities
Income tax (recovery) expense from unrealized gains/losses arising during the period	$300	$(121)	$246	$(254)
Income tax recovery (expense) related to reclassification of realized gains/losses and impairments/recoveries to net income	29	7	80	2

Change in unrealized gains/losses on derivative investments designated as cash flow hedges
Income tax expense (recovery) from unrealized gains/losses arising during the period	94	19	130	(6)
Income tax recovery (expense) related to reclassification of realized gains/losses to net income	(1)	-	(1)	-

Change in unrealized currency translation gains/losses of self-sustaining operations
Income tax expense (recovery) on hedges	140	8	83	(25)
Total income tax (recovery) expense	$562	$(87)	$538	$(283)

The accompanying notes are an integral part of these consolidated financial statements.

Manulife Financial Corporation – 2009 Q2 Report

Consolidated Statements of Cash Flows

		For the three months		For the six months
		ended June 30,		ended June 30,
(Canadian $ in millions, unaudited)	2009	2008	2009	2008
Operating activities
Net income	$1,784	$998	$713	$1,859
Adjustments for non-cash items in net income:
Increase (decrease) in actuarial liabilities, excluding
John Hancock Fixed Products institutional annuity contracts	2,714	(853)	5,240	(912)
Amortization of deferred net realized gains and move to market
adjustments on real estate investments	(31)	(63)	(76)	(124)
Accretion of discount	(87)	(82)	(180)	(161)
Other amortization	80	66	163	131
Net realized and unrealized (gains) losses, including impairments	(1,758)	1,502	805	2,177
Change in fair value of consumer notes	79	(41)	68	(3)
Future income taxes	(37)	40	(1,102)	189
Stock option expense	6	4	12	14
Non-controlling interest in subsidiaries	2	5	10	7
Net income adjusted for non-cash items	$2,752	$1,576	$5,653	$3,177
Changes in policy related and operating receivables and payables	349	31	(29)	(926)
Cash provided by operating activities	$3,101	$1,607	$5,624	$2,251
Investing activities
Purchases and mortgage advances	$(12,616)	$(14,624)	$(22,178)	$(25,792)
Disposals and repayments	9,530	13,138	17,001	22,653
Amortization of premium	130	114	273	244
Changes in investment broker net receivables and payables	(925)	261	253	377
Cash used in investing activities	$(3,881)	$(1,111)	$(4,651)	$(2,518)
Financing activities
Increase (decrease) in repurchase agreements and securities sold
but not yet purchased	$(32)	$24	$(1,113)	$(26)
Issue of long-term debt,net	1,592	946	1,592	946
Repayment of long-term debt	(905)	(1)	(1,000)	(4)
Net redemptions in John Hancock Fixed Products institutional annuity contracts	(698)	(515)	(1,895)	(962)
Consumer notes, matured	(122)	(111)	(418)	(309)
Bank deposits, net	1,018	134	2,278	689
Shareholder dividends paid in cash	(366)	(367)	(792)	(733)
Funds borrowed (repaid), net	18	(11)	(32)	(26)
Purchase and cancellation of common shares	-	(113)	-	(293)
Common shares issued, net	4	14	19	29
Preferred shares issued, net	339	-	781	-
Cash provided by (used in) financing activities	$848	$-	$(580)	$(689)
Cash and short-term securities
Increase (decrease) during the period	$68	$496	$393	$(956)
Currency impact on cash and short-term securities	(1,032)	(103)	(768)	304
Balance, beginning of period	17,379	10,821	16,790	11,866
Balance, June 30	$16,415	$11,214	$16,415	$11,214

Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$18,062	$11,512	$17,269	$12,354
Net payments in transit, included in other liabilities	(683)	(691)	(479)	(488)
Net cash and short-term securities, beginning of period	$17,379	$10,821	$16,790	$11,866
End of period
Gross cash and short-term securities	$17,110	$12,196	$17,110	$12,196
Net payments in transit, included in other liabilities	(695)	(982)	(695)	(982)
Net cash and short-term securities, June 30	$16,415	$11,214	$16,415	$11,214

The accompanying notes are an integral part of these consolidated financial statements.

Manulife Financial Corporation – 2009 Q2 Report

Segregated Funds
Consolidated Statements of Net Assets

As at	June 30,	December 31,	June 30,
(Canadian $ in millions, unaudited)	2009	2008	2008
Investments, at market value
Cash and short-term securities	$4,646	$5,172	$3,263
Bonds	10,656	10,861	9,510
Stocks and mutual funds	159,440	145,422	160,710
Other investments	4,420	4,773	4,199
Accrued investment income	73	90	76
Other liabilities, net	(1,074)	(938)	(1,363)
Total segregated funds net assets	$178,161	$165,380	$176,395

Composition of segregated funds net assets:
Held by policyholders	$177,511	$164,755	$175,746
Held by the Company	297	272	304
Held by other contract holders	353	353	345
Total segregated funds net assets	$178,161	$165,380	$176,395

Segregated Funds
Consolidated Statements of Changes in Net Assets

	For the three months		For the six months
	ended June 30,		ended June 30,
(Canadian $ in millions, unaudited)	2009	2008	2009	2008
Net policyholder cash flow
Deposits from policyholders	$7,391	$8,472	$15,650	$17,669
Net transfers from general fund	705	443	1,341	801
Payments to policyholders	(4,375)	(4,941)	(8,774)	(9,783)
	$3,721	$3,974	$8,217	$8,687
Investment related
Interest and dividends	$882	$834	$1,805	$1,697
Net realized and unrealized investment gains (losses)	19,935	(987)	11,734	(13,277)
	$20,817	$(153)	$13,539	$(11,580)
Other
Management and administrative fees	$(700)	$(662)	$(1,401)	$(1,295)
Currency revaluation	(10,141)	(2,012)	(7,574)	5,039
	$(10,841)	$(2,674)	$(8,975)	$3,744

Net additions for the period	$13,697	$1,147	$12,781	$851
Segregated funds net assets, beginning of period	164,464	175,248	165,380	175,544
Segregated funds net assets, June 30	$178,161	$176,395	$178,161	$176,395

The accompanying notes are an integral part of these consolidated financial statements.

Manulife Financial Corporation – 2009 Q2 Report

Notes to the Summary Consolidated Financial Statements
(Canadian $ in millions unless otherwise stated, unaudited)

N O T E 1                                Basis of Presentation

These Summary Consolidated Financial Statements of Manulife Financial Corporation (“MFC”) and its subsidiaries (collectively with MFC, the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and the accounting requirements of the Office of the Superintendent of Financial Institutions (Canada) (“OSFI”), and follow the same accounting policies and methods described in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2008, except as described in note 2. None of the accounting requirements of OSFI is an exception to Canadian GAAP. These Summary Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2008 and the accompanying notes included on pages 51 to 110 of the Company’s 2008 Annual Report.

During the first quarter of 2009, the Company identified errors originating primarily from periods prior to the merger with John Hancock Financial Services, Inc. in April 2004.  The result of these errors included an understatement of policy liabilities of $182, approximately half of which should have been recorded at the merger date and the remainder should have been recorded subsequently.  In addition, there was a net understatement of future income tax liabilities of $47, which includes amounts relating mostly to periods prior to the merger partially offset by the future taxes related to the amounts described above.   Because these errors are not material to the financial statements for prior years, but correcting them in the first quarter would have materially distorted the quarter’s results, the Company has corrected the errors by reducing opening retained earnings as at January 1, 2007 by $229.

N O T E 2                                Change in Accounting Policies

Goodwill and intangible assets

Effective January 1, 2009 the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064 “Goodwill and Intangible Assets”, which replaced both Section 3062 “Goodwill and Other Intangible Assets” and Section 3450 "Research and Development Costs" and nullified the CICA’s Emerging Issue Committee (“EIC”) Abstract No. 27, “Revenues and Expenditures During the Pre-operating Period”.  Section 3064 provides guidance for the recognition, measurement, presentation and disclosure of goodwill and intangible assets, including internally generated intangible assets.  Provisions concerning goodwill are unchanged from the previous Section 3062.  As a result of adopting Section 3064 on January 1, 2009, the Company reclassified $249 of software assets from miscellaneous assets to intangible assets on its Consolidated Balance Sheet.

N O T E 3                                Future Accounting and Reporting Changes

Business combinations, consolidated financial statements and non-controlling interests
In January 2009, the CICA issued three new accounting standards to harmonize with IFRS:  Handbook Section 1582 “Business Combinations”, Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-controlling Interests”.  Section 1582 specifies the measurement date and methodology to be used by an acquirer when it obtains control of a business and requires acquisition-related costs to be expensed as incurred, except for debt and equity issuance costs.  Section 1601 establishes standards for preparing consolidated financial statements after the acquisition date.  Section 1602 establishes standards for the accounting and presentation of non-controlling interests.  Section 1582 will be effective for acquisitions completed on or after January 1, 2011, and Sections 1601 and 1602 will be effective on January 1, 2011.  Early adoption is permitted but all Sections must be adopted concurrently.

Improving financial disclosures about financial instruments

In June 2009, the CICA amended Section 3862 “Financial Instruments — Disclosures” to align with IFRS 7 “Financial Instruments: Disclosures”, as amended in March 2009 by the IASB.  The amendments introduce a three-level fair value disclosure hierarchy that distinguishes fair value measurements by the significance of the inputs used for valuation. In addition, the amendments enhance disclosure requirements on the nature and extent of liquidity risk arising from financial instruments to which an entity is exposed. The amendments will be effective for the Company’s December 31, 2009 financial statements.

Manulife Financial Corporation – 2009 Q2 Report

N O T E 4                                Invested Assets

Carrying values and fair values of invested assets

As at June 30, 2009	Fair value option	Available-for-sale	Other	Total carrying value	Total fair value
Cash and short-term securities (1)	$1,583	$12,861	$2,666	$17,110	$17,110
Bonds (2)
Canadian government & agency	8,068	2,821	-	10,889	10,889
U.S. government & agency	4,126	2,319	-	6,445	6,445
Other government & agency	5,549	957	-	6,506	6,506
Corporate	46,146	5,338	-	51,484	51,484
Mortgage/asset-backed securities	7,461	940	-	8,401	8,401
Stocks (2)	6,820	2,868	-	9,688	9,688
Loans
Mortgages (3)	-	-	31,379	31,379	31,347
Private placements (4)	-	-	24,701	24,701	24,436
Policy loans (5)	-	-	7,090	7,090	7,090
Bank loans (3)	-	-	2,458	2,458	2,465
Real estate (6)	-	-	6,228	6,228	7,124
Other investments (7)	-	-	5,953	5,953	6,528
Total invested assets	$79,753	$28,104	$80,475	$188,332	$189,513

As at December 31, 2008	Fair value option	Available-for-sale	Other	Total carrying value	Total fair value
Cash and short-term securities (1)	$705	$13,928	$2,636	$17,269	$17,269
Bonds (2)
Canadian government & agency	7,875	2,888	-	10,763	10,763
U.S. government & agency	4,626	2,494	-	7,120	7,120
Other government & agency	5,253	1,144	-	6,397	6,397
Corporate	44,802	5,215	-	50,017	50,017
Mortgage/asset-backed securities	7,843	1,008	-	8,851	8,851
Stocks (2)	5,492	2,748	-	8,240	8,240
Loans
Mortgages (3)	-	-	30,963	30,963	30,703
Private placements (4)	-	-	25,705	25,705	24,270
Policy loans (5)	-	-	7,533	7,533	7,533
Bank loans (3)	-	-	2,384	2,384	2,394
Real estate (6)	-	-	6,345	6,345	8,042
Other investments (7)	-	-	5,914	5,914	6,559
Total invested assets	$76,596	$29,425	$81,480	$187,501	$188,158

(1)	Fair values of short-term securities are determined using appropriate prevailing interest rates and credit spreads.

(2)
Fair values for bonds and stocks are determined with reference to quoted bid prices where available. When such prices are not available, fair values are determined using techniques which include security specific interest rates and discounted cash flows based on observable market data.

(3)

Fair values of fixed-rate mortgages and bank loans are determined by discounting the expected future cash flows at market interest rates for mortgages with similar remaining terms and credit risks. Fair values of variable-rate mortgages and bank loans are assumed to equal their carrying values.

(4)
Fair values of private placements are based on valuation techniques and assumptions which reflect changes in interest rates and changes in the creditworthiness of individual borrowers which have occurred since the investments were originated. The assumptions are based primarily on market observable data. Fair values also reflect any applicable provision for credit loan losses.  Leveraged leases are carried at values taking into account the present value of future cash flows from the net investment.

(5)	Policy loans are carried at amortized cost. As policy loans are fully collateralized by their cash surrender values and can be repaid at any time, their carrying values approximates their fair values.

(6)
Fair values of real estate are determined by external appraisals using a variety of techniques including discounted cash flows, income capitalization approaches and comparable sales analysis. Foreclosed properties of $5 are included in real estate as at June 30, 2009 (December 31, 2008 – $6).

(7)
Other investments include private equity and fixed income investments held primarily in power and infrastructure, oil and gas, and timber and agriculture sectors.  Fair values of these investments are estimated based on the best available information which is generally not market observable. This may include external appraisals as well as various valuation techniques used by external managers.

Manulife Financial Corporation – 2009 Q2 Report

Realized and unrealized gains (losses) on assets supporting policy liabilities and consumer notes

	For the three months ended June 30,		For the six months ended June 30,
	2009	2008	2009	2008
Bonds	$2,875	$(1,641)	$1,654	$(1,937)
Stocks	1,004	26	683	(554)
Loans	6	14	38	48
Other investments	7	26	21	79
Derivatives	(1,747)	113	(2,354)	199
Total	$2,145	$(1,462)	$42	$(2,165)

N O T E 5                                Derivatives and Hedging Instruments

Hedge accounting results were as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2009	2008	2009	2008
Fair value hedges – (loss) from ineffective portion	$(19)	$(20)	$(34)	$(7)
Cash flow hedges – gain from ineffective portion	$-	$-	$2	$-
Net investment hedges for foreign operations – gain from ineffective portion	$-	$-	$-	$-

Fair value of derivative instruments is summarized by hedging relationships, derivative type and by term to maturity in the following tables:

Fair values
As at	June 30, 2009		December 31, 2008
	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Fair value hedges	$16	$136	$21	$637
Cash flow hedges	68	93	5	593
Hedges of net investments in foreign operations	279	111	84	182
Derivatives not designated as hedges	3,350	2,979	7,773	4,977
Total	$3,713	$3,319	$7,883	$6,389

N O T E 6                                 Policy Liabilities

In addition to changes due to policy cash flows, changes to assumptions used in determining policy liabilities will result in a change in policy liabilities.  The Company examines the assumptions used in determining policy liabilities on an ongoing basis to ensure policy liabilities appropriately reflect emerging experience and changes in risk profile.  The net impact of changes in valuation methods and assumptions was an increase in policy liabilities of $47 for the three months ended June 30, 2009 (2008 – $18). This resulted in a decrease in pre-tax shareholders’ income of $47 (2008 – $18). These pre-tax amounts were reported in the Corporate and Other segment.

The changes in methods and assumptions for the second quarter of 2009 included an increase in policy liabilities of $182 from updated policyholder behaviour assumptions related to withdrawals in the Japan segregated fund business.  This was largely offset by a net release from refinements to the modeling of liability cash flows across a number of businesses, most significantly related to tax treatment in the valuation of the U.S. segregated fund business.

Manulife Financial Corporation – 2009 Q2 Report

The changes in methods and assumptions for the first quarter of 2009 included a net increase in policy liabilities from a change in modeling methodology for segregated funds and a net increase from refinements in the modeling of liability cash flows across a number of businesses, most significantly in the U.S. long-term care business, partially offset by a net release from refinements to the modeling of future investment returns across a number of businesses.

The increase in policy liabilities of $18 in the second quarter of 2008 included a net increase in liabilities resulting from enhancements in the modeling of cash flows on assets supporting liabilities, primarily related to cash flow timing on sinking fund bonds.  Offsetting this was a net decrease in liabilities from liability cash flow refinements primarily for the U.S. insurance business.

The decrease in policy liabilities of $2 in the first quarter of 2008 was due primarily to a refinement of modeling methodology related to liability cash flows in the U.S. insurance business. This was partially offset by a net increase in policy liabilities from refinements to the modeling of future investment returns across a number of businesses, primarily in the U.S. long-term care business.

The Company expects to complete its annual review of all actuarial methods and assumptions in the third quarter.  Based upon emerging experience for policyholder behavior, economic, investment, and other important actuarial assumptions, the Company currently expects that this annual review will result in a material charge to income that will likely be recorded in the third quarter.  Although we have not completed our assessment nor have we reached any conclusions regarding the overall charge to earnings, preliminary information with respect to policyholder behavior assumptions on variable annuity and segregated fund guarantee products would indicate that there is a possibility of a change in assumptions which could result in charges currently expected not to exceed $500 million.  Changes in assumptions for other factors cannot be estimated at this time; however given the current economic conditions, these changes in assumptions may result in an additional charge to earnings.

N O T E 7                                 Risk Management

Market price and interest rate risk

Due to the nature of the insurance business, invested assets and insurance liabilities as well as revenues and expenses are impacted by movements in capital markets and interest rates.  Accordingly, the Company considers these risks together to ensure that the risks in its asset and liability positions are properly managed.  These risks are referred to collectively as market price and interest rate risk – the risk of loss resulting from adverse movements in market price, risk-free interest rates and credit spreads.

Interest rate risk arises within the Company’s general fund primarily due to the uncertainty of future returns on investments to be made as recurring premiums are received, and to a lesser extent, due to tactical mismatch positions taken between the term profile of the Company’s assets and liabilities.  If the term profile of the assets is shorter than the liabilities, interest rate declines may reduce the future return on invested assets supporting the liabilities. If the term of the assets is longer than the liabilities, interest rate increases may reduce the future proceeds realized on assets supporting the liabilities.  Changes in interest rates impact cash flows over a very long period of time, and it is only over the lifetime of the Company’s liabilities that the ultimate profit or loss related to changes in interest rates will be known.   In the interim, changes in interest rates impact the value of the Company’s assets and liabilities.

The market price risk arising from the Company’s off-balance sheet products is due mainly to the guarantees provided on variable annuity and insurance products, as well as the uncertainty of future levels of asset-based fees. Guarantees include minimum levels of death, maturity, income and withdrawal benefits on variable products.   The Company mitigates its market price and interest rate risk arising from off-balance sheet products through benefit guarantee design, limitations on fund offerings and the use of capital market hedging strategies and reinsurance.

The impact on shareholders’ economic value and on shareholders’ earnings for interest rate and market values are based on a starting point and business mix in place at that date, and assume that all other variables stay constant. Actual results can differ materially from these estimates for a variety of reasons including differences in the interaction between these factors, changes in actuarial assumptions, changes in business mix, effective tax rates, and other market variables.

Manulife Financial Corporation – 2009 Q2 Report

Impact on shareholders’ economic value arising from general fund interest rate risk
In order to manage the exposure to market price and interest rate risk, the Company monitors invested assets and the liabilities which they support under three broad categories: liabilities supported with matching mandates, liabilities supported with target return mandates, and exposures arising from variable products and other managed assets.  Liabilities supported with matching mandates generally include insurance and wealth guaranteed benefit obligations falling within the terms for which fixed income assets are generally available in the market, and are supported by fixed income assets with generally matching term profiles.  Liabilities supported with target return mandates include guaranteed benefit obligations falling beyond the term for which fixed income assets are generally available in the market as well as obligations related to products that generally pass through investment returns to policyholders. Assets supporting the shareholders’ equity account are generally managed under a target return mandate.

The impact on shareholders’ economic value arising from general fund interest rate risk is calculated as the change in the net present value of future cash flows related to existing assets, policy premiums, benefits and expenses, all discounted at market yields and adjusted for tax.  The table below shows the potential impact of an immediate change of one per cent in government, swap and corporate rates for all maturities across all markets.

1% change in interest rates	As at June 30, 2009		As at December 31, 2008
	Increase	Decrease	Increase	Decrease
Matching mandates
Insurance	$230	$(300)	$30	$(90)
Wealth Management	30	(10)	(10)	10
Total matching mandates	$260	$(310)	$20	$(80)
Target return mandates
Insurance	$820	$(1,340)	$730	$(1,130)
Wealth Management	20	(120)	10	(110)
Shareholders' equity account	(360)	460	(370)	470
Total target return mandates	$480	$(1,000)	$370	$(770)
Guarantees
Variable annuity and segregated
fund guarantees	$60	$(90)	$210	$(250)
Total	$800	$(1,400)	$600	$(1,100)

As at December 31, 2007

Variable annuity and segregated fund investment-related guarantees

As at			June 30, 2009			December 31, 2008
	Living benefits(1)	Death benefits(2)	Total	Living benefits(1)	Death benefits(2)	Total
Guarantee value (3)	$86,966	$13,949	$100,915	$85,248	$14,977	$100,225
Fund value(3)	72,884	8,576	81,460	65,457	8,965	74,422
Amount at risk(3)	16,699	4,717	21,416	20,971	5,838	26,809
Expected guarantee cost (gain)(4)			(980)			(135)
Total

(1)	Living benefits include maturity/income/withdrawal/long-term care (“LTC”) benefits.

(2)	Death benefits include stand-alone guarantees and guarantees in excess of maturity/income/withdrawal/LTC guarantees where both death and living benefits are provided on a policy.

(3)
Guarantee value, fund value and amount at risk are net of amounts reinsured.  Amount at risk is the excess of guaranteed values over fund values on all policies where the guaranteed value exceeds the fund value. This amount is not currently payable.

(4)
The expected guarantee cost (gain) is the average, across all investments return scenarios, of the present value of projected future guarantee benefit payments, net of reinsurance and fee income allocated to support the guarantees.

The Company’s use of capital market hedging strategies to reduce risk has increased in the first half of 2009.  The total amount of Guarantee Value hedged has increased to $14,519 at June 30, 2009 from $5,731 as at December 31, 2008.  The hedge instruments will not fully offset the gains or losses related to the segregated fund guarantee liabilities hedged because gains or losses on the performance of the hedge instruments will differ from the performance of the underlying funds being hedged, and because a small portion of the underlying funds of these contracts are not being hedged.

Manulife Financial Corporation – 2009 Q2 Report

Impact on shareholders’ economic value from variable products and other managed assets

Shareholders’ economic value arising from variable products, mutual funds and institutional asset management operations is calculated as the net present value of expected after-tax cash flows related to managing these assets and/or providing guarantees, discounted at market yields. The table below shows the potential impact on shareholders’ economic value of an immediate ten per cent decline in the market value of equity funds.

10% decrease in market value of equity funds	June 30, 2009	December 31, 2008
Market-based fees	$(440)	$(380)
Variable product guarantees	(590)	(710)
Total	$(1,030)	$(1,090)

Shareholder’s earnings sensitivity to interest rate and market price risk

The potential impact on shareholder’s earnings as a result of a change in policy liabilities for a one per cent increase in government, swap and corporate rates at all maturities across all markets was estimated to be a gain of approximately $1,300 million as at June 30, 2009 (December 31, 2008 – approximately $1,100) and for a one per cent decrease in government, swap and corporate rates at all maturities across all markets was estimated to be a charge of approximately $1,500 as at June 30, 2009 (December 31, 2008 –approximately $1,300).

The potential impact on shareholders’ net income arising from variable products and general fund assets supporting policy liabilities of an immediate ten per cent decline in equity market values has not materially changed from the $1,600 reported as at December 31, 2008.

Variable annuity and segregated fund investment-related guarantees are contingent and only payable upon death, maturity, withdrawal or annuitization, if fund values remain below guaranteed values.  If markets do not recover, liabilities on current in-force business would be due primarily in the period from 2015 to 2038.  The policy liability established for these benefits was $3,470 at June 30, 2009 (December 31, 2008 - $5,783).

Credit risk

Past due or impaired financial assets

The following table summarizes the Company’s financial assets that are considered past due or impaired:

	Past due but not impaired
Carrying value of financial assets as at June 30, 2009	Less than 90 days	90 days and greater	Total past due but not impaired	Total impaired
Bonds
Fair value option	$142	$1	$143	$231
Available-for-sale	16	-	16	22
Loans
Private placements	83	7	90	251
Mortgages and bank loans	33	21	54	95
Equities and other investments	-	-	-	1,046
Other financial assets	2	19	21	-
Total	$276	$48	$324	$1,645

Manulife Financial Corporation – 2009 Q2 Report

	Past due but not impaired
Carrying value of financial assets as at December 31, 2008	Less than 90 days	90 days and greater	Total past due but not impaired	Total impaired
Bonds
Fair value option	$352	$7	$359	$91
Available-for-sale	57	19	76	8
Loans
Private placements	344	81	425	183
Mortgages and bank loans	49	18	67	51
Equities and other investments	-	-	-	603
Other financial assets	-	37	37	-
Total	$802	$162	$964	$936

Impairments

The Company provides for credit risk by establishing allowances against the carrying value of impaired loans, recognizing other than temporary impairments on available-for-sale securities and reclassifying into income the other than temporary impairment portion of unrealized losses on bonds designated as fair value option.  In addition, the Company provides for potential future impairments by reducing investment yields assumed in the calculation of policy liabilities with changes recognized in earnings.  Total impairments recognized in earnings during the period were as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2009	2008	2009	2008
Bonds
Fair value option	$111	$2	$247	$29
Available-for-sale	28	1	70	15
Equities (public and private)	96	28	300	53
Loans and other	34	34	45	48
Total impairments	$269	$65	$662	$145

Allowance for loan losses

		2009			2008
For the three months ended June 30,	Mortgages and bank loans	Private placements	Total	Mortgages and bank loans	Private placements	Total
Balance, April 1	$45	$162	$207	$20	$72	$92
Provisions	13	31	44	-	30	30
Recoveries	-	(5)	(5)	(3)	-	(3)
Write-offs (1)	(8)	(22)	(30)	3	(3)	-
Balance, June 30	$50	$166	$216	$20	$99	$119

		2009			2008
For the six months ended June 30,	Mortgages and bank loans	Private placements	Total	Mortgages and bank loans	Private placements	Total
Balance, January 1	$43	$165	$208	$23	$53	$76
Provisions	23	35	58	-	47	47
Recoveries	(2)	(6)	(8)	(6)	-	(6)
Write-offs (1)	(14)	(28)	(42)	3	(1)	2
Balance, June 30	$50	$166	$216	$20	$99	$119

(1)  Includes disposals and impact of currency translation.

Manulife Financial Corporation – 2009 Q2 Report

Derivatives

The Company’s exposure to loss on derivatives is limited to the amount of any net gains that may have accrued with a particular counterparty. All contracts are held with counterparties rated A- or higher.  As at June 30, 2009, the percentage of the Company’s derivative exposure which were with counterparties rated AA- or higher amounted to 63% (December 31, 2008 – 62%). The largest single counterparty exposure as at June 30, 2009 was $76 (December 31, 2008 – $100).  The Company’s exposure to credit risk was mitigated by $1,883 fair value of collateral held as security as at June 30, 2009 (December 31, 2008 – $3,521).  In accordance with customary terms of Credit Support Annex agreements, the Company is permitted to sell or repledge collateral held.

The Company enters into master netting arrangements that serve to mitigate its exposure to credit loss.  As at June 30, 2009, the maximum exposure to credit risk related to derivatives after taking into account netting agreements and without taking into account the fair value of any collateral held, was $1,980 (December 31, 2008 – $4,520).  Without master netting agreements, maximum exposure to credit risk would have been $3,713 (December 31, 2008 – $7,883).

N O T E 8                                Long-Term Debt

As at	June 30, 2009	December 31, 2008
5.161% Medium term notes	$548	$548
5.505% Medium term notes	398	398
4.67% Medium term notes	349	349
7.768% Medium term notes	597	-
4.896% Medium term notes	995	-
Other notes payable	421	421
Term loan	988	1,973
Total long-term debt	$4,296	$3,689
Fair value	$4,559	$3,572

The fair value of long-term debt is determined using quoted market prices where available. For debt instruments that do not have quoted prices, the fair value is determined with reference to quoted prices of a debt instrument with similar characteristics or utilizing a model to discount cash flows based on current market interest rates.

The carrying value of the long-term debt reflects an unamortized fair value increment of US$8 (December 31, 2008 – US$10), which arose as a result of the acquisition of John Hancock.  The amortization of the fair value adjustment is recorded in interest expense.

Issue costs are amortized over the term of the debt.

On April 8, 2009, MFC issued $600 in 7.768% medium term notes which mature April 8, 2019 and are redeemable in whole or in part by MFC at any time at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 125 basis points, in each case together with accrued and unpaid interest.

On June 2, 2009, MFC issued $1,000 in 4.896% medium term notes which mature June 2, 2014 and are redeemable in whole or in part by MFC at any time at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 57.5 basis points, in each case together with accrued and unpaid interest.  A portion of the net proceeds to MFC from the sale of the notes was applied to reduce amounts outstanding under the term loan.

Manulife Financial Corporation – 2009 Q2 Report

N O T E 9                                Share Capital

Preferred shares
On May 7, 2009, MFC increased its authorized share capital to include an unlimited number of Class 1 preferred shares, issuable in series.

On March 4, 2009, MFC issued 18 million Class A Shares Series 4 (“Series 4 Preferred Shares”) at a price of $25 per share, for an aggregate amount of $450. The Series 4 Preferred Shares are entitled to non-cumulative preferential cash dividends, payable quarterly, if and when declared, at a per annum rate of 6.6% until June 19, 2014, after which the dividend rate will be reset every five years at a rate equal to the five year Government of Canada bond yield plus 4.56%.  On June 19, 2014 and on June 19 every five years thereafter, the Series 4 Preferred Shares will be convertible at the option of the holder into Class A Shares Series 5 (“Series 5 Preferred Shares”).  The Series 5 Preferred Shares are entitled to non-cumulative preferential cash dividends, payable quarterly, if and when declared, at a rate equal to the three month Government of Canada Treasury Bill yield plus 4.56%. Subject to regulatory approval, MFC may redeem the Series 4 Preferred Shares, in whole or in part, at par on June 19, 2014 and on June 19 every five years thereafter.

On June 3, 2009, the Company issued 14 million Class 1 Shares Series 1 (“Class 1 Series 1 Preferred Shares”) at a price of $25 per share, for an aggregate amount of $350. The Class 1 Series 1 Preferred Shares are entitled to non-cumulative preferential cash dividends, payable quarterly, if and when declared, at a per annum rate of 5.6% until September 19, 2014, after which the dividend rate will be reset every five years at a rate equal to the five year Government of Canada bond yield plus 3.23%.  On September 19, 2014 and on September 19 every five years thereafter, the Class 1 Series 1 Preferred Shares will be convertible at the option of the holder into Class 1 Shares Series 2 (“Class 1 Series 2 Preferred Shares”).  The Class 1 Series 2 Preferred Shares are entitled to non-cumulative preferential cash dividends, payable quarterly, if and when declared, at a rate equal to the three month Government of Canada Treasury Bill yield plus 3.23%. Subject to regulatory approval, MFC may redeem the Class 1 Series 1 Preferred Shares, in whole or in part, at par on September 19, 2014 and on September 19 every five years thereafter.

Common shares

On November 7, 2007, the Toronto Stock Exchange accepted MFC’s filing of a notice of intention to make a normal course issuer bid to repurchase common shares. The bid expired on November 8, 2008. During the six months ended June 30, 2008, MFC purchased and subsequently cancelled eight million of its common shares pursuant to this normal course issuer bid at a cost of $293. All transactions under the normal course issuer bid were executed at prevailing market prices in amounts and at times determined by MFC.

On May 7, 2009, MFC announced amendments to its dividend reinvestment and share purchase plans.  These plans provide registered common shareholders with a means to automatically reinvest the cash dividends paid on their common shares in the purchase of additional common shares.  These plans are open to registered shareholders residing in Canada or the United States.  MFC has the flexibility to fund the plans through open market purchases and treasury issuances.

As at June 30, 2009, there were 38 million outstanding stock options and deferred share units (2008 – 31 million).
Number of Common Shares (in millions)	2009	2008
Balance, January 1	1,610	1,501
Issued on exercise of stock options and deferred share units	1	2
Issued under dividend reinvestment and share purchase plans	3	-
Normal course issuer bids – purchase for cancellation	-	(8)
Balance, June 30	1,614	1,495

Manulife Financial Corporation – 2009 Q2 Report

N O T E 10                                Employee Future Benefits

The Company maintains a number of pension and benefit plans for its eligible employees and agents.  Information about the cost of the Company’s benefit plans, in aggregate, is as follows:

	Pension benefits		Other employee benefits
For the three months ended June 30,	2009	2008	2009	2008
Defined benefit plan expense	$5	$7	$4	$7
Defined contribution plan expense	20	16	-	-
Total	$25	$23	$4	$7

	Pension benefits		Other employee benefits
For the six months ended June 30,	2009	2008	2009	2008
Defined benefit plan expense	$11	$12	$11	$14
Defined contribution plan expense	38	33	-	-
Total	$49	$45	$11	$14

N O T E 11                                Commitments and Contingencies

a)	Legal proceedings

The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer.  In addition, government and regulatory bodies in Canada, the United States and Asia regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company's compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.

The Company announced on June 19, 2009 that it had received an enforcement notice from staff of the Ontario Securities Commission (“OSC”) relating to its disclosure before March 2009 of risks related to its variable annuity guarantee and segregated funds business. The notice indicates that it is the preliminary conclusion of OSC staff that the Company failed to meet its continuous disclosure obligations related to its exposure to market price risk in its segregated funds and variable annuity guaranteed products. The Company has the opportunity to respond to the notice before the OSC staff makes a decision whether to commence proceedings. The Company has responded to the notice and is cooperating with OSC staff.

The Company may become subject to regulatory or other action by regulatory authorities in other jurisdictions based on similar allegations.

Proposed class action law suits against the Company have been filed in Canada and the United States, on behalf of investors in those jurisdictions, based on similar allegations.  The Company may become subject to other similar law suits by investors.

The Company believes that its disclosure satisfied applicable disclosure requirements and intends to vigorously defend itself against any claims based on these allegations.

The Company believes that it is unlikely that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on its consolidated financial position or results of operations.

Manulife Financial Corporation – 2009 Q2 Report

b)   Tax related contingencies
The Company is an investor in leveraged leases and has established provisions for possible disallowance of the tax treatment and for interest on past due taxes. During the quarter, the Company increased this provision by US$119 after tax. The Company continues to believe that deductions originally claimed in relation to these arrangements are appropriate.  Although not expected to occur, should the tax attributes of the leveraged leases be fully denied, the maximum after tax exposure including interest would be an additional estimated US$277 as at June 30, 2009.

c)	Accident reinsurance disputes

The Company entered into a number of reinsurance arrangements in respect of personal accident insurance and the occupational accident component of workers compensation insurance. Under these arrangements, the Company both assumed risks as a reinsurer, and also passed substantial portions of these risks on to other companies. The Company is engaged in disputes, including a number of legal proceedings, in respect of this business and believes it has provided adequately for the exposure.

d)      Guarantees

Guarantees regarding Manulife Finance (Delaware), L.P.

MFC has guaranteed the payment of amounts on the $550 senior debentures due December 15, 2026 and $650 subordinated debentures due December 15, 2041 issued by Manulife Finance (Delaware), L.P. (“MFLP”), a wholly owned partnership. The Company does not consolidate these debentures; however, the Company does have obligations in the same principal amounts to a subsidiary of MFLP. The senior debentures pay a fixed interest rate of 4.448% per annum, payable semi-annually, until December 15, 2016 and thereafter will pay a floating rate of interest equal to the 90-day Bankers Acceptance rate plus 1.5%, payable quarterly.  The subordinated debentures pay a fixed interest rate of 5.059% per annum, payable semi-annually, until December 15, 2036 and thereafter will pay a floating rate of interest equal to the 90-day Bankers Acceptance rate plus 1%, payable quarterly. MFC’s guarantee of the senior debentures has the effect of making the $550 senior debentures into a senior obligation of the Company. MFC’s guarantee of the $650 subordinated debentures is a subordinated obligation of the Company.

Guarantees regarding The Manufacturers Life Insurance Company

On January 29, 2007, MFC provided a full and unconditional guarantee of The Manufacturers Life Insurance Company (“MLI”) $550 subordinated debentures due February 16, 2016 and a subordinated guarantee of Class A Shares and Class B Shares of MLI and any other class of preferred shares that rank on a parity with Class A Shares or Class B Shares of MLI.  MFC’s guarantee of the subordinated debentures is a direct unsecured obligation of MFC and  ranks equally with all other unsecured subordinated indebtedness of MFC, except for other guarantees or obligations of MFC which by their terms are designated as ranking as equally in right of payment with or subordinate to the subordinated indebtedness of MFC.

Manulife Financial Corporation – 2009 Q2 Report

The following tables set forth certain consolidating summary financial information for MFC, MFLP and MLI consolidated:

As at and for the three months ended June 30, 2009	MFC (Guarantor)	Manulife Finance (Delaware), L.P.	MLI Consolidated	Other Subsidiaries of MFC on a Combined Basis	Consolidating Adjustments	Total Consolidated Amounts
Total revenue	$17	$9	$8,328	$3,058	$(27)	$11,385
Net income (loss) available
to shareholders	1,774	(3)	2,923	(1,103)	(1,817)	1,774
Invested assets	2	(1)	118,973	69,608	(250)	188,332
Total other assets	33,546	1,424	13,158	17,853	(46,545)	19,436
Policy liabilities	-	-	81,352	62,501	(5)	143,848
Total other liabilities and NCI	5,861	1,253	26,458	15,192	(12,530)	36,234

June 30, 2008
Total revenue	$12	$3	$5,632	$2,017	$(106)	$7,558
Net income (loss) available to
shareholders	1,008	(7)	818	190	(1,001)	1,008
Invested assets	-	-	100,831	63,643	(29)	164,445
Total other assets	27,923	1,347	9,791	11,286	(34,721)	15,626
Policy liabilities	-	-	70,555	55,025	(10)	125,570
Total other liabilities and NCI	2,875	1,191	23,363	10,132	(7,879)	29,682

For the six months ended June 30, 2009
Total revenue	$34	$23	$14,383	$6,143	$(1,199)	$19,384
Net income (loss) available
to shareholders	706	(4)	2,059	(1,274)	(781)	706

June 30, 2008
Total revenue	$34	$32	$11,619	$4,059	$(218)	$15,526
Net income available to
shareholders	1,877	2	1,576	321	(1,899)	1,877

Details of guarantees regarding the Fixed Investment Option of the Deferred Annuity Contracts issued by John Hancock Variable Life Insurance Company, John Hancock Life Insurance Company (U.S.A.) and John Hancock Life Insurance Company of New York and the SignatureNotes issued by John Hancock Life Insurance Company are outlined in note 13(g).

N O T E 12                                Segmented Information

The Company provides a wide range of financial products and services, including individual life and long-term care insurance, group life and health insurance, pension products, annuities and mutual funds. These services are provided to individual and group customers in the United States, Canada, Asia and Japan.  The Company also provides investment management services with respect to the general fund assets of the Company, segregated and mutual funds as well as to institutional customers. The Company also offers reinsurance specializing in retrocession and offering products in life, property and casualty.

The Company’s reporting segments are U.S. Insurance and U.S. Wealth Management, which combine to form the U.S. Division, as well as the Canadian, Asia and Japan and Reinsurance Divisions and the Corporate and Other segment. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market.

Certain allocation methodologies are employed in the preparation of segmented financial information. Indirect expenses are allocated to business segments using allocation formulas. Capital is apportioned to the Company's business segments on a risk-based methodology.  The income statement impact of changes in actuarial methods and assumptions (note 6) is reported in the Corporate and Other segment.

Manulife Financial Corporation – 2009 Q2 Report

By segment		U.S.		Asia
For the three months ended	U.S.	Wealth	Canadian	and Japan	Reinsurance	Corporate
June 30, 2009	Insurance	Management	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance (1)	$1,674	$-	$638	$987	$292	$-	$3,591
Annuities and pensions	-	1,660	440	29	-	-	2,129
Total premium income	$1,674	$1,660	$1,078	$1,016	$292	$-	$5,720
Investment income	743	853	1,770	926	84	(170)	4,206
Other revenue	161	630	369	204	11	84	1,459
Total revenue	$2,578	$3,143	$3,217	$2,146	$387	$(86)	$11,385

Interest expense	$9	$97	$70	$14	$1	$352	$543

Income (loss) before income taxes	$(983)	$2,350	$41	$804	$50	$(567)	$1,695
Income tax recovery (expense)	352	(799)	295	91	(5)	155	89
Net income (loss)	$(631)	$1,551	$336	$895	$45	$(412)	$1,784
Net income attributed to participating policyholders	-	-	-	10	-	-	10
Net income (loss) attributed to shareholders	$(631)	$1,551	$336	$885	$45	$(412)	$1,774

Segregated funds deposits	$288	$4,482	$1,536	$1,082	$-	$3	$7,391

Goodwill
Balance, beginning of period	$2,922	$2,219	$2,118	$614	$85	$97	$8,055
Change in foreign exchange rates	(226)	(172)	-	(34)	(7)	(8)	(447)
Balance, June 30, 2009	$2,696	$2,047	$2,118	$580	$78	$89	$7,608

As at June 30, 2009
Policy liabilities	$53,762	$33,167	$37,133	$18,040	$1,857	$(111)	$143,848
Total assets	$61,704	$41,832	$60,173	$26,540	$3,038	$14,481	$207,768
Segregated funds net assets held by
policyholders	$10,244	$106,547	$31,860	$26,199	$-	$2,661	$177,511

(1)
At the end of the first quarter of 2009, Canadian Group Benefits entered into an external reinsurance agreement which resulted in a substantial reduction in net premium revenue reported in the consolidated statement of operations.  The Company retains certain benefits and certain risks on this business.

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Reinsurance Division into the different geographic segments to which its businesses pertain.

By geographic location
For the three months ended			Asia
June 30, 2009	United States	Canada	and Japan	Other	Total
Revenue
Premium income
Life and health insurance	$1,801	$647	$989	$154	$3,591
Annuities and pensions	1,660	440	29	-	2,129
Total premium income	$3,461	$1,087	$1,018	$154	$5,720
Investment income	1,603	1,677	926	-	4,206
Other revenue	857	383	212	7	1,459
Total revenue	$5,921	$3,147	$2,156	$161	$11,385

Manulife Financial Corporation – 2009 Q2 Report

		U.S.		Asia
By segment	U.S.	Wealth	Canadian	and Japan	Reinsurance	Corporate
For the three months ended June 30, 2008	Insurance	Management	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$1,339	$-	$1,496	$743	$287	$-	$3,865
Annuities and pensions	-	1,315	172	20	-	-	1,507
Total premium income	$1,339	$1,315	$1,668	$763	$287	$-	$5,372
Investment income (loss)	177	337	527	(316)	15	28	768
Other revenue	149	664	297	224	7	77	1,418
Total revenue	$1,665	$2,316	$2,492	$671	$309	$105	$7,558

Interest expense	$6	$(9)	$96	$13	$1	$166	$273

Income (loss) before income taxes	$340	$376	$410	$265	$57	$(103)	$1,345
Income tax (expense) recovery	(117)	(105)	(113)	(55)	(11)	54	(347)
Net income (loss)	$223	$271	$297	$210	$46	$(49)	$998
Loss attributed to participating policyholders	-	-	(5)	(5)	-	-	(10)
Net income (loss) attributed to shareholders	$223	$271	$302	$215	$46	$(49)	$1,008

Segregated funds deposits	$308	$4,799	$1,644	$1,721	$-	$-	$8,472

Goodwill
Balance, beginning of period	$2,384	$1,810	$2,115	$502	$68	$67	$6,946
Change in foreign exchange rates	(22)	(16)	-	(25)	-	(1)	(64)
Balance, June 30, 2008	$2,362	$1,794	$2,115	$477	$68	$66	$6,882

As at June 30, 2008
Policy liabilities	$43,376	$29,766	$36,570	$14,178	$1,662	$18	$125,570
Total assets	$51,392	$37,315	$55,217	$17,675	$2,794	$15,678	$180,071
Segregated funds net assets held by
policyholders	$10,869	$107,438	$32,524	$22,294	$-	$2,621	$175,746

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Reinsurance Division into the different geographic segments to which its businesses pertain.

By geographic location			Asia
For the three months ended June 30, 2008	United States	Canada	and Japan	Other	Total
Revenue
Premium income
Life and health insurance	$1,471	$1,505	$745	$144	$3,865
Annuities and pensions	1,315	172	20	-	1,507
Total premium income	$2,786	$1,677	$765	$144	$5,372
Investment income (loss)	489	590	(318)	7	768
Other revenue	871	313	229	5	1,418
Total revenue	$4,146	$2,580	$676	$156	$7,558

Manulife Financial Corporation – 2009 Q2 Report

By segment		U.S.		Asia
For the six months ended	U.S.	Wealth	Canadian	and Japan	Reinsurance	Corporate
June 30, 2009	Insurance	Management	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$3,209	$-	$2,138	$1,945	$577	$-	$7,869
Annuities and pensions	-	3,717	1,052	54	-	-	4,823
Total premium income	$3,209	$3,717	$3,190	$1,999	$577	$-	$12,692
Investment income (loss)	347	1,247	2,139	698	89	(580)	3,940
Other revenue	330	1,226	613	406	20	157	2,752
Total revenue	$3,886	$6,190	$5,942	$3,103	$686	$(423)	$19,384

Interest expense	$19	$108	$153	$31	$1	$449	$761

Income (loss) before income taxes	$(1,128)	$1,278	$(102)	$565	$125	$(1,170)	$(432)
Income tax recovery (expense)	405	(356)	351	472	(21)	294	1,145
Net income (loss)	$(723)	$922	$249	$1,037	$104	$(876)	$713
Net income attributed to participating policyholders	-	-	1	6	-	-	7
Net income (loss) attributed to shareholders	$(723)	$922	$248	$1,031	$104	$(876)	$706

Segregated funds deposits	$646	$9,574	$3,088	$2,333	$-	$9	$15,650

Goodwill
Balance, beginning of period	$2,866	$2,156	$2,118	$639	$82	$68	$7,929
Change in foreign exchange rates	(170)	(109)	-	(59)	(4)	21	(321)
Balance, June 30, 2009	$2,696	$2,047	$2,118	$580	$78	$89	$7,608

By geographic location
For the six months ended			Asia
June 30, 2009	United States	Canada	and Japan	Other	Total
Revenue
Premium income
Life and health insurance	$3,465	$2,162	$1,949	$293	$7,869
Annuities and pensions	3,717	1,052	54	-	4,823
Total premium income	$7,182	$3,214	$2,003	$293	$12,692
Investment income	1,422	1,816	698	4	3,940
Other revenue	1,686	634	419	13	2,752
Total revenue	$10,290	$5,664	$3,120	$310	$19,384

Manulife Financial Corporation – 2009 Q2 Report

		U.S.		Asia
By segment	U.S.	Wealth	Canadian	and Japan	Reinsurance	Corporate
For the six months ended June 30, 2008	Insurance	Management	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$2,602	$-	$2,928	$1,468	$546	$-	$7,544
Annuities and pensions	-	2,425	351	52	-	-	2,828
Total premium income	$2,602	$2,425	$3,279	$1,520	$546	$-	$10,372
Investment income (loss)	892	633	1,156	(456)	58	110	2,393
Other revenue	298	1,295	583	432	11	142	2,761
Total revenue	$3,792	$4,353	$5,018	$1,496	$615	$252	$15,526

Interest expense	$15	$60	$207	$27	$2	$267	$578

Income (loss) before income taxes	$661	$565	$745	$505	$152	$(132)	$2,496
Income tax (expense) recovery	(229)	(145)	(195)	(116)	(33)	81	(637)
Net income (loss)	$432	$420	$550	$389	$119	$(51)	$1,859
Loss attributed to participating
policyholders	-	-	(6)	(12)	-	-	(18)
Net income attributed to shareholders	$432	$420	$556	$401	$119	$(51)	$1,877

Segregated funds deposits	$599	$10,309	$3,231	$3,405	$-	$125	$17,669

Goodwill
Balance, beginning of period	$2,291	$1,740	$2,115	$445	$66	$64	$6,721
Change in foreign exchange rates	71	54	-	32	2	2	161
Balance, June 30, 2008	$2,362	$1,794	$2,115	$477	$68	$66	$6,882

By geographic location			Asia
For the six months ended June 30, 2008	United States	Canada	and Japan	Other	Total
Revenue
Premium income
Life and health insurance	$2,842	$2,948	$1,471	$283	$7,544
Annuities and pensions	2,425	351	52	-	2,828
Total premium income	$5,267	$3,299	$1,523	$283	$10,372
Investment income (loss)	1,490	1,343	(458)	18	2,393
Other revenue	1,705	606	443	7	2,761
Total revenue	$8,462	$5,248	$1,508	$308	$15,526

Manulife Financial Corporation – 2009 Q2 Report

N O T E 13	Material Differences Between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from United States generally accepted accounting principles (“U.S. GAAP”). As required by applicable United States federal securities laws, material differences between Canadian and U.S. GAAP are quantified below:

a)	Condensed Consolidated Balance Sheets

As at	June 30, 2009		December 31, 2008		June 30, 2008
	U.S.	Canadian	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
Assets
Cash and short-term securities	$17,202	$17,110	$17,359	$17,269	$12,291	$12,196
Securities
Bonds and other fixed maturity
investments	112,732	83,725	112,332	83,148	98,197	72,195
Stocks	18,749	9,688	16,532	8,240	18,876	11,175
Loans
Mortgages	31,592	31,379	31,317	30,963	27,746	27,637
Private placements and other fixed
maturity investments	2,443	24,701	2,501	25,705	2,214	22,670
Policy loans	7,090	7,090	7,533	7,533	6,133	6,133
Bank loans	2,458	2,458	2,384	2,384	2,257	2,257
Real estate	4,217	6,228	4,392	6,345	3,640	5,278
Other investments	5,858	5,953	5,915	5,914	5,161	4,904
Total invested assets	$202,341	$188,332	$200,265	$187,501	$176,515	$164,445
Other assets
Accrued investment income	$1,672	$1,667	$1,766	$1,760	$1,428	$1,420
Outstanding premiums	771	771	799	799	691	691
Deferred acquisition costs	20,284	-	21,373	-	15,106	-
Reinsurance deposits and amounts
recoverable	5,316	-	5,192	-	4,717	-
Goodwill	6,568	7,608	6,834	7,929	5,970	6,882
Intangible assets	2,015	2,015	2,115	2,115	1,821	1,821
Derivatives	3,732	3,713	7,888	7,883	2,227	2,227
Value of business acquired	3,641	-	4,239	-	3,368	-
Miscellaneous	5,025	3,662	5,528	3,038	3,891	2,585
Total other assets	$49,024	$19,436	$55,734	$23,524	$39,219	$15,626
Segregated funds net assets (1)	161,067	-	148,492	-	161,935	-
Total assets	$412,432	$207,768	$404,491	$211,025	$377,669	$180,071
Segregated funds net assets (1)	$-	$178,161	$-	$165,380	$-	$176,395
(1)  U.S. GAAP terminology is separate accounts.

Manulife Financial Corporation – 2009 Q2 Report

Condensed Consolidated Balance Sheets (continued)

As at	June 30, 2009		December 31, 2008		June 30, 2008
	U.S.	Canadian	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
Liabilities and equity
Policy liabilities	$181,098	$143,848	$183,936	$146,241	$157,760	$125,570
Deferred realized net gains	-	113	-	127	-	106
Bank deposits	14,483	14,483	12,210	12,210	10,704	10,704
Consumer notes	1,495	1,486	1,959	1,876	1,949	1,894
Long-term debt	4,321	4,296	3,721	3,689	2,783	2,775
Future income tax liability(2)	1,018	1,552	797	2,016	1,726	2,595
Derivatives	3,324	3,319	6,352	6,389	2,055	2,053
Other liabilities	14,610	7,142	18,162	7,360	10,455	6,364
	$220,349	$176,239	$227,137	$179,908	$187,432	$152,061
Liabilities for preferred shares and
capital instruments	3,640	3,634	3,681	3,674	3,028	3,024
Segregated funds net liabilities (1)	161,067	-	148,492	-	161,935	-
Common shares, preferred shares,
retained earnings and contributed
surplus	31,538	30,600	28,418	29,867	29,317	29,895
Accumulated other comprehensive
income (loss)
on available-for-sale securities & other	(1,524)	210	(2,652)	(529)	673	519
on cash flow hedges	779	(99)	1,556	(317)	488	(51)
on translation of net foreign
operations	(3,790)	(3,025)	(2,557)	(1,795)	(5,536)	(5,544)
Non-controlling interest in subsidiaries	373	209	416	217	332	167
Total liabilities and equity	$412,432	$207,768	$404,491	$211,025	$377,669	$180,071
Segregated funds net liabilities (1)	$-	$178,161	$-	$165,380	$-	$176,395

(1) U.S. GAAP terminology is separate accounts.
(2) U.S. GAAP terminology is deferred income taxes.

Manulife Financial Corporation – 2009 Q2 Report

b)      Condensed Consolidated Statements of Operations

For the six months ended June 30,		2009		2008
	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP
Revenue
Premium income	$6,895	$12,692	$6,473	$10,372
Net investment income (investment income)	3,717	3,940	3,289	2,393
Fee income and other revenue	3,757	2,752	3,497	2,761
Total revenue	$14,369	$19,384	$13,259	$15,526
Policy benefits and expenses
Policyholder benefits	$8,292	$14,602	$7,779	$7,976
Commissions, investment and general expenses	2,378	4,308	2,324	4,335
Amortization of deferred acquisition costs and value
of business acquired	1,549	-	654	-
Other	838	906	728	719
Total policy benefits and expenses	$13,057	$19,816	$11,485	$13,030
Income (loss) before income taxes	$1,312	$(432)	$1,774	$2,496
Income taxes	160	1,145	(353)	(637)
Net income	$1,472	$713	$1,421	$1,859
Attributable to:
Non-controlling interest	$12	$10	$13	$7
Participating policyholders	(210)	5	215	(21)
Shareholders	1,670	698	1,193	1,873
	$1,472	$713	$1,421	$1,859

Weighted average number of common shares outstanding	1,611	1,611	1,497	1,497
(in millions)
Weighted average number of diluted common shares outstanding	1,615	1,615	1,509	1,509
(in millions)
Basic earnings per common share	$0.91	$0.42	$0.95	$1.24
Diluted earnings per common share	$0.91	$0.42	$0.94	$1.23
Dividends per common share	$0.52	$0.52	$0.48	$0.48

Manulife Financial Corporation – 2009 Q2 Report

c)   Reconciliation of Canadian GAAP to U.S. GAAP Net income

For the six months ended June 30,	2009	2008
Net income determined in accordance with Canadian GAAP	$713	$1,859
Net investment income
Bonds excluding other than temporary impairments	(1,112)	2,390
Interest rate related other than temporary impairments	(635)	(626)
Stocks	(775)	564
Cash flow hedges	1,600	(41)
Real estate	(121)	(152)
Other	(170)	129
	(1,213)	2,264
Deferred acquisition costs, differences	355	1,350
Value of business acquired, differences	(151)	(125)
Consumer notes fair value adjustment	68	(3)
Policy liabilities	2,646	(4,213)
Commissions, investment and general expenses	(18)	(12)
Income taxes on above items	(928)	301
Net income determined in accordance with U.S. GAAP	$1,472	$1,421

d)      Other comprehensive income reconciliation

For the six months ended June 30,	2009	2008
Comprehensive income in accordance with Canadian GAAP	$441	$1,696
Difference in Canadian GAAP to U.S. GAAP net income (loss)	759	(438)
Difference in Canadian GAAP to U.S. GAAP other comprehensive income (loss):
Changes in unrealized gains (losses) on available-for-sale financial securities, net of income
income tax expense of $493 (2008 – tax benefit of $599)	732	(1,844)
Adjustments to net unrealized gains/(losses):
Actuarial liabilities, net of income tax benefit of $49 (2008 – tax expense of $191)	(149)	812
Deferred acquisition costs, net of income tax benefit of $67 (2008 – tax expense of $35)	(58)	155
Deferred revenue, net of income tax expense of $1 (2008 – tax benefit of $11)	3	(20)
Value of business acquired, net of income tax benefit of $65 (2008 – tax expense of $24)	(127)	45
Changes in gains (losses) on derivative investments designated as cash flow hedges,
net of income tax benefit of $641 (2008 – tax expense of $74)	(995)	124
Additional pension obligation, net of income tax benefit of $7 (2008 – $11)	(12)	(25)
Changes in unrealized currency translation losses of self-sustaining
operations, net of income tax benefit of $32 (2008 - nil)	(3)	(332)
Total difference in other comprehensive income (loss)	$(609)	$(1,085)
Comprehensive income in accordance with U.S. GAAP	$591	$173

Manulife Financial Corporation – 2009 Q2 Report

e)	Recent U.S. GAAP Accounting Policy Changes

Subsequent Events

On May 28, 2009, the FASB issued Statement of Financial Accounting Standards No.165, Subsequent Events (“SFAS  165”) that establishes standards for reporting events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. The statement does not result in significant changes in the subsequent events that the Company reports, either through recognition or disclosure in its consolidated financial statements.
SFAS 165 requires 1) disclosure of the date through which an entity has evaluated subsequent events and 2) the basis of the date, meaning whether that date represents the date the financial statements were issued or were available to be issued. An entity currently expecting to widely distribute financial statements, including a public entity as defined in the standard, is required to evaluate subsequent events through the date of issuance. Other entities must evaluate subsequent events through the date the financial statements are available to be issued. The statement is effective as of April 1, 2009.  The Company has evaluated subsequent events occurring up to and including August 13, 2009, the date of issuance of these financial statements.  Refer to Note 15.

Fair Value Measurements

Effective April 1, 2009, the Company adopted FASB Staff Position No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP 157-4”). FSP 157-4 carries forward and elaborates on concepts found in FASB’s Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”). The fair value of an asset or liability under FAS 157 is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The FSP provides indicators of when a transaction is disorderly and provides guidance on how to determine the fair value of a financial instrument if such conditions exist. The adoption of FSP 157-4 had no impact on the Company’s financial statements.

Other than Temporary Impairments

Effective April 1, 2009, the Company adopted FSP No. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (“FSP 115-2”). In addition, on April 13, 2009, the U.S. Securities and Exchange Commission issued Staff Accounting Bulletin No. 111 (“SAB 111”). Collectively, FSP 115-2 and SAB 111 remove the concept of “intent and ability to hold until recovery of value” associated with “other than temporary impairments” (“OTTI”) of a debt security whose fair value is less than its cost. Under FSP 115-2, an impairment loss is recorded in earnings on a held-to-maturity or available-for-sale debt security only when management does not expect to recover the amortized cost of the security.

The adoption of FSP 115-2 required reassessment of previous impairment losses recorded on debt securities held at March 31, 2009, with any reversals of previous impairment losses recorded through retained earnings and offset to accumulated other comprehensive income for available-for-sale debt securities and other actuarial related balances included in other comprehensive income, and related impact on deferred acquisition costs, as of April 1, 2009.

The adoption resulted in an increase of retained earnings of $1,628, as well as a corresponding increase (decrease) in other comprehensive income of $(1,673) attributable to a) available-for-sale debt securities of $(2,052), b) actuarial reserves of $62, c) deferred acquisition costs of $264, d) deferred revenue of $12, and e) value of business acquired of $41. Other balance sheet items increased as follows; actuarial liabilities of $6, deferred acquisition costs of $7, deferred revenue of $2 and value of business acquired of $30.  All amounts are net of tax.

Non-controlling interests in Consolidated Financial Statements

Effective January 1, 2009 the Company adopted the FASB’s Statement of Financial Accounting Standards No. 160, Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“SFAS 160”). SFAS 160 establishes guidance for non-controlling interests in a subsidiary and for deconsolidation of a subsidiary. SFAS 160 requires that non-controlling interests in subsidiaries be included in a separate component of shareholders equity on the Consolidated Balance Sheet, that net income attributable to both the Company’s interest and the non-controlling interests be presented separately on the Consolidated Statement of Operations, and that any changes in the Company’s ownership of a subsidiary

Manulife Financial Corporation – 2009 Q2 Report

which does not result in deconsolidation be accounted for as transactions in the Company’s own stock. Deconsolidation will typically result in the recognition of a gain or loss, with any retained non-controlling interest measured initially at fair value. SFAS 160 was applied prospectively, except for the presentation and disclosure requirements which were applied retrospectively. The adoption of SFS 160 had no measurement impact on the Company’s financial statements. The additional disclosure requirements of non-controlling interests under SFAS 160 are presented in notes 13 a, b and g.

Business Combinations

Effective January 1, 2009, the Company adopted FASB’s Statement of Financial Accounting Standards No. 141 (revised 2007), Business Combinations (“SFAS 141(R)") which replaces SFAS No.141, Business Combinations. SFAS 141(R) retains the underlying concepts of SFAS 141 in that all business combinations are still required to be accounted for under the acquisition method of accounting but SFAS 141(R) changed the method of applying the acquisition method in a number of significant aspects. Some of the more significant requirements under SFAS 141(R) include the following:
•	the acquisition date is defined as the date that the acquirer achieves control over the acquiree,
•	any consideration transferred will be measured at fair value as of acquisition date,
•	identifiable assets acquired, and liabilities assumed and any non-controlling interest in the acquiree will be recorded at their acquisition date fair value, with certain exceptions.
•	all acquisition costs associated with the business combination are expensed as incurred.

SFAS 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after January 1, 2009, except for accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141(R) amends SFAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141(R) would be subject to SFAS 141(R). The adoption of SFAS 141(R) had no impact on the Company’s financial statements.

f)	Future U.S. GAAP Accounting Policy Changes

Transition to International Financial Reporting Standards

On December 21, 2007, the United States Securities and Exchange Commission approved rule amendments that will allow the Company, subject to certain conditions, upon adoption of IFRS on January 1, 2011, to eliminate the reconciliation of IFRS to U.S. GAAP in the notes to the consolidated financial statements. Accordingly, for fiscal periods beginning January 1, 2011, the Company no longer expects to include a reconciliation of IFRS to U.S. GAAP in its consolidated financial statements.

Transfers of Financial Assets

On June 12, 2009, the FASB issued FASB Statement No. 166, Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140 (“SFAS 166” and “SFAS 140” respectively). SFAS 166 focuses on securitization activity, amending the transferor’s derecognition guidance in SFAS 140 for assets transferred.  SFAS 166 eliminates the qualifying status concept of Qualifying Special Purpose Entities (“QSPE”), removing their previous exemption from consolidation accounting by transferors of financial assets to them. Further, SFAS 166 disallows derecognition accounting for transfers of portions of financial assets when the portions transferred do not meet the definition of a participating interest. SFAS 166 strengthens the requirement that transferred assets be legally isolated from the transferor and all of its consolidated affiliates in order for the transfer to be accounted for as a sale. SFAS 166 requires that retained interests in transferred assets be recognized at fair value instead of amounts based on relative fair value allocations of the previous carrying value of assets transferred.

SFAS 166 is effective on a prospective basis for transfers of financial assets occurring on or after January 1, 2010.

Manulife Financial Corporation – 2009 Q2 Report

Consolidation accounting
On June 12, 2009 the FASB issued FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R) (“SFAS 167”).  SFAS 167 revised the accounting principles for assessing consolidation of a variable interest entity (“VIE”) and includes the following features:

•
A new concept of control, equating control with the ability to make those decisions which are most economically significant to the VIE coupled with economic exposure to the VIE’s variability.  The previous concept of exposure to the majority of the VIE’s variability causing consolidation is removed.

•	Provides guidance for selecting which party, among parties sharing decision making power over a VIE, makes the most significant decisions for the VIE.

•
Establishes a bright line test for removal rights over an entity’s decision maker by its equity owners, whereby removal rights are disregarded as an element of control unless they can be exercised successfully by a single party.

•	Provides expanded guidance on whether fees charged to a VIE by its decision maker are variable interests, leading to consolidation by the decision maker.

•	Removes FIN 46R’s scope exception for QSPEs, which are removed as a concept in SFAS 166.

•	Retains the scope exception for consolidation by investment companies of their investments.

SFAS 167 will be effective for the Company on January 1, 2010. The Company is currently evaluating the impact of adopting SFAS 167 on the consolidated financial statements.

FASB Accounting Standards Codification

In June 2009, the FASB issued Statement of Financial Accounting Standards No.168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (“Codification”) as a replacement of FASB Statement No. 162. This Statement establishes the Codification as the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under federal securities laws are also sources of authoritative GAAP for SEC registrants. All guidance contained in the Codification carry an equal level of authority. The Statement is effective as of July 1, 2009 and has no impact on the Company, as it does not change U.S. GAAP principles.

g)
Information Provided in Connection with the Fixed Investment Option of the Deferred Annuity Contracts issued by John Hancock Variable Life Insurance Company, Deferred Annuity Contracts that feature a Market Value Adjustment to be issued by John Hancock Life Insurance Company (U.S.A.) and John Hancock Life Insurance Company of New York and the Medium-Term Notes issued by John Hancock Life Insurance Company and to be issued by John Hancock Life Insurance Company (U.S.A.)

The following condensed consolidating financial information, presented in accordance with U.S. GAAP, has been included in these consolidated financial statements in compliance with Regulation S-X and Rule 12h-5 of the United States Securities and Exchange Commission (the “Commission”) and in accordance with National Instrument 51-102 – Continuous Disclosure Obligations under Canadian provincial securities laws.  MFC has guaranteed certain securities issued or to be issued by John Hancock Variable Life Insurance Company, John Hancock Life Insurance Company, John Hancock Life Insurance Company (U.S.A.), John Hancock Life Insurance Company of New York and John Hancock Financial Services, Inc. (“the subsidiaries”).   These financial statements are (i) incorporated by reference in the registration statements of MFC and its subsidiaries that are described below and which relate to MFC’s guarantee of certain securities issued and to be issued by its subsidiaries and (ii) with respect to John Hancock Financial Services, Inc., are provided in reliance on an exemption from continuous disclosure obligations pursuant to Canadian provincial securities law requirements.

Manulife Financial Corporation – 2009 Q2 Report

Condensed Consolidating Balance Sheets

For the six months ended June 30, 2009	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Assets
Invested assets	$2	$26	$27,043	$2,027	$56,600	$7,609	$109,818	$(784)	$202,341
Investments in unconsolidated
subsidiaries	32,137	10,416	1,557	1	4,329	244	2,517	(51,201)	-
Other assets	748	452	25,479	786	16,744	3,792	20,441	(19,418)	49,024
Separate account assets	-	-	96,696	6,417	9,458	6,314	42,182	-	161,067
Total assets	$32,887	$10,894	$150,775	$9,231	$87,131	$17,959	$174,958	$(71,403)	$412,432

Liabilities and equity
Actuarial liabilities, other
policyholder benefits	$-	$-	$35,806	$1,061	$57,732	$7,701	$85,164	$(6,366)	$181,098
Consumer notes	-	-	-	-	1,495	-	-	-	1,495
Other liabilities	1,640	1,052	10,393	442	8,463	1,447	18,573	(8,575)	33,435
Long-term debt	3,900	405	742	-	-	-	(143)	(583)	4,321
Liabilities for preferred shares
and capital instruments	344	-	251	-	552	-	4,716	(2,223)	3,640
Separate account liabilities	-	-	96,696	6,417	9,458	6,314	42,182	-	161,067
Shareholders' equity	27,003	9,437	6,880	1,311	9,431	2,497	24,018	(53,574)	27,003
Non-controlling interest in
subsidiaries	-	-	7	-	-	-	448	(82)	373
Total liabilities and equity	$32,887	$10,894	$150,775	$9,231	$87,131	$17,959	$174,958	$(71,403)	$412,432

For the six months ended June 30, 2008	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Assets
Invested assets	$-	$107	$27,679	$942	$53,431	$6,907	$87,540	$(91)	$176,515
Investments in unconsolidated
subsidiaries	25,509	11,363	584	1	3,329	148	2,644	(43,578)	-
Other assets	2,313	53	12,264	596	14,233	3,097	23,445	(16,782)	39,219
Separate account assets	-	-	96,734	6,436	10,506	7,244	41,015	-	161,935
Total assets	$27,822	$11,523	$137,261	$7,975	$81,499	$17,396	$154,644	$(60,451)	$377,669

Liabilities and equity
Actuarial liabilities, other
policyholder benefits	$-	$-	$27,624	$726	$51,171	$6,954	$75,615	$(4,330)	$157,760
Consumer notes	-	-	-	-	1,949	-	-	-	1,949
Other liabilities	1,236	722	6,748	333	7,304	1,014	15,253	(7,670)	24,940
Long-term debt	1,300	509	-	-	-	-	1,558	(584)	2,783
Liabilities for preferred shares
and capital instruments	344	-	723	-	484	-	4,017	(2,540)	3,028
Separate account liabilities	-	-	96,734	6,436	10,506	7,244	41,015	-	161,935
Shareholders' equity	24,942	10,292	5,428	480	10,085	2,184	16,778	(45,247)	24,942
Non-controlling interest in
subsidiaries	-	-	4	-	-	-	408	(80)	332
Total liabilities and equity	$27,822	$11,523	$137,261	$7,975	$81,499	$17,396	$154,644	$(60,451)	$377,669

Manulife Financial Corporation – 2009 Q2 Report

Condensed Consolidating Statements of Operations

For the six months ended June 30, 2009	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Revenue
Premium income	$-	$-	$563	$16	$1,655	$41	$4,620	$-	$6,895
Net investment income	28	74	551	93	597	126	2,214	34	3,717
Fee income and other revenue	37	(2)	901	106	167	208	2,401	(61)	3,757
Total revenue	$65	$72	$2,015	$215	$2,419	$375	$9,235	$(27)	$14,369

Policy benefits and expenses
Policyholder benefits	$-	$-	$(23)	$(146)	$2,485	$239	$5,737	$-	$8,292
Commissions, investment and general
expenses	20	(1)	493	30	505	29	1,336	(34)	2,378
Amortization of deferred acquisition
costs and value of business acquired	-	-	885	137	38	4	487	(2)	1,549
Other	128	39	51	3	293	30	285	9	838
Total policy benefits and expenses	$148	$38	$1,406	$24	$3,321	$302	$7,845	$(27)	$13,057

Income (loss) before income taxes	$(83)	$34	$609	$191	$(902)	$73	$1,390	$-	$1,312
Income tax (expense) recovery	25	(12)	(112)	(65)	214	(56)	166	-	160
Income (loss) after income taxes	$(58)	$22	$497	$126	$(688)	$17	$1,556	$-	$1,472
Equity in net income of
unconsolidated subsidiaries	1,530	(659)	119	-	23	4	(774)	(243)	-
Net income (loss)	$1,472	$(637)	$616	$126	$(665)	$21	$782	$(243)	$1,472
Attributable to:
Non-controlling interest	$-	$-	$-	$-	$-	$-	$16	$(4)	$12
Participating policyholders	-	-	(17)	-	(52)	-	(159)	18	(210)
Shareholders	1,472	(637)	633	126	(613)	21	925	(257)	1,670
	$1,472	$(637)	$616	$126	$(665)	$21	$782	$(243)	$1,472

For the six months ended June 30, 2008	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Revenue
Premium income	$-	$-	$462	$8	$1,190	$35	$4,778	$-	$6,473
Net investment income	2	15	888	94	1,506	182	567	35	3,289
Fee income and other revenue	33	8	1,140	96	161	136	1,979	(56)	3,497
Total revenue	$35	$23	$2,490	$198	$2,857	$353	$7,324	$(21)	$13,259

Policy benefits and expenses
Policyholder benefits	$-	$-	$1,544	$70	$2,034	$170	$3,961	$-	$7,779
Commissions, investment and general
expenses	12	1	396	25	378	21	1,526	(35)	2,324
Amortization of deferred acquisition
costs and value of business acquired	-	-	186	46	68	62	288	4	654
Other	43	25	86	3	195	19	347	10	728
Total policy benefits and expenses	$55	$26	$2,212	$144	$2,675	$272	$6,122	$(21)	$11,485

Income (loss) before income taxes	$(20)	$(3)	$278	$54	$182	$81	$1,202	$-	$1,774
Income tax (expense) recovery	-	1	(53)	(16)	(79)	(26)	(180)	-	(353)
Income (loss) after income taxes	$(20)	$(2)	$225	$38	$103	$55	$1,022	$-	$1,421
Equity in net income of
unconsolidated subsidiaries	1,441	200	42	-	76	4	-	(1,763)	-
Net income	$1,421	$198	$267	$38	$179	$59	$1,022	$(1,763)	$1,421
Attributable to:
Non- controlling interest	$-	$-	$-	$-	$-	$-	$15	$(2)	$13
Participating policyholders	-	-	(25)	-	50	-	163	27	215
Shareholders	1,421	198	292	38	129	59	844	(1,788)	1,193
	$1,421	$198	$267	$38	$179	$59	$1,022	$(1,763)	$1,421
Manulife Financial Corporation – 2009 Q2 Report

Condensed Consolidating Statements of Cash Flows

For the six months ended June 30, 2009	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Operating activities
Net income (loss)	$1,472	$(637)	$616	$126	$(665)	$21	$782	$(243)	$1,472
Adjustments for non-cash items in net income:
Equity in net income of unconsolidated
subsidiaries	(1,530)	659	(119)	-	(23)	(4)	774	243	-
Increase in actuarial liabilities
and policy related items	-	-	367	38	1,147	(21)	3,711	-	5,242
Net realized investment gains
and other investment items	(26)	(69)	469	-	934	57	(698)	-	667
Capitalized amounts net of amortization
of deferred acquisition costs and value
of business acquired	-	-	140	81	(151)	(15)	(259)	-	(204)
Amortization of premium/discount	-	-	-	1	42	7	(277)	-	(227)
Other amortization	-	-	35	-	34	4	124	-	197
Future income tax expense (recovery)	1	12	208	51	(174)	70	(284)	-	(116)
Stock option expense	-	-	5	-	1	-	6	-	12
Non-controlling interest in subsidiaries	-	-	-	-	-	-	12	-	12
Net income (loss) adjusted for non-cash items	$(83)	$(35)	$1,721	$297	$1,145	$119	$3,891	$-	$7,055
Change in other operating assets and
liabilities	(19)	(106)	(1,532)	(195)	884	(2)	942	-	(28)
Cash (used in) provided by
operating activities	$(102)	$(141)	$189	$102	$2,029	$117	$4,833	$-	$7,027

Investing activities
Purchase and mortgage advances	$-	$-	$(4,288)	$(532)	$(3,476)	$(357)	$(13,525)	$-	$(22,178)
Disposals and repayments	-	-	2,904	53	4,021	330	9,693	-	17,001
Change in investment broker net
receivables and payables	-	-	(183)	62	73	16	285	-	253
Subscription of preferred shares
issued by a subsidiary	668	-	-	-	-	-	(1,343)	675	-
Capital contribution to unconsolidated
subsidiaries	(1,572)	-	(446)	-	-	-	446	1,572	-
Cash (used in) provided by
investing activities	$(904)	$-	$(2,013)	$(417)	$618	$(11)	$(4,444)	$2,247	$(4,924)

Manulife Financial Corporation – 2009 Q2 Report

Condensed Consolidating Statements of Cash Flows (continued)

For the six months ended June 30, 2009	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Financing activities
Decrease in securities sold but not
yet purchased	$-	$-	$-	$-	$-	$-	$(1,113)	$-	$(1,113)
Issue of long-term debt	1,592	-	-	-	-	-	-	-	1,592
Repayment of long-term debt	(1,000)	-	-	-	-	-	-	-	(1,000)
Return of capital to parent	-	-	-	349	-	-	(349)	-	-
Net redemptions of structured products	-	-	405	(5)	(1,709)	22	(1,736)	-	(3,023)
Bank deposits, net	-	-	881	-	-	-	1,397	-	2,278
Consumer notes matured	-	-	-	-	(418)	-	-	-	(418)
Shareholder dividends	(792)	-	-	-	-	-	-	-	(792)
Notes payable to subsidiary	1,330	-	-	-	-	-	-	(1,330)	-
Notes receivable from subsidiary	(211)	-	-	-	-	-	-	211	-
Notes payable to parent	-	-	-	-	-	-	211	(211)	-
Notes receivable from parent	-	-	-	-	-	-	(1,330)	1,330	-
Notes payable to affiliates	(735)	(727)	-	-	-	-	1,307	155	-
Notes receivable from affiliates	-	(19)	-	-	7	-	167	(155)	-
Funds repaid, net	-	-	-	-	-	-	(32)	-	(32)
Preferred shares issued, net	781	675	-	-	-	-	-	(675)	781
Common shares issued, net	20	-	-	-	(1)	-	944	(944)	19
Capital contribution by parent	-	-	-	-	-	-	628	(628)	-
Cash (used in) provided by
financing activities	$985	$(71)	$1,286	$344	$(2,121)	$22	$94	$(2,247)	$(1,708)
Cash and short-term securities
Increase (decrease) during the year	$(21)	$(212)	$(538)	$29	$526	$128	$483	$-	$395
Currency impact on cash and
short-term securities	-	(12)	(474)	(45)	(119)	(22)	(96)	-	(768)
Balance, January 1	23	243	7,918	708	2,234	434	5,320	-	16,880
Balance, June 30	$2	$19	$6,906	$692	$2,641	$540	$5,707	$-	$16,507

Cash and short-term securities
Beginning of year
Gross cash and short-term securities	$23	$243	$8,114	$708	$2,396	$447	$5,428	$-	$17,359
Net payments in transit, included in
other liabilities	-	-	(196)	-	(162)	(13)	(108)	-	(479)
Net cash and short-term securities,
January 1	$23	$243	$7,918	$708	$2,234	$434	$5,320	$-	$16,880

End of year
Gross cash and short-term securities	$2	$19	$7,091	$692	$2,907	$557	$5,934	$-	$17,202
Net payments in transit, included in
other liabilities	-	-	(185)	-	(266)	(17)	(227)	-	(695)
Net cash and short-term securities,
June 30	$2	$19	$6,906	$692	$2,641	$540	$5,707	$-	$16,507

Manulife Financial Corporation – 2009 Q2 Report

Condensed Consolidating Statements of Cash Flows

For the six months ended June 30, 2008	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Operating activities
Net income (loss)	$1,421	$198	$267	$38	$179	$59	$1,022	$(1,763)	$1,421
Adjustments for non-cash items in net income:
Equity in net income of unconsolidated
subsidiaries	(1,441)	(200)	(42)	-	(76)	(4)	-	1,763	-
Increase in actuarial liabilities
and policy related items	-	-	743	11	821	70	2,195	-	3,840
Net realized investment gains
and other investment items	-	-	(5)	(3)	94	(2)	1,022	-	1,106
Capitalized amounts net of amortization
of deferred acquisition costs and value
of business acquired	-	-	(669)	(37)	(36)	21	(504)	-	(1,225)
Amortization of premium/discount	-	-	(31)	-	114	10	(70)	-	23
Other amortization	-	(4)	29	-	27	4	115	-	171
Future income tax expense (recovery)	(1)	(2)	53	6	96	19	(269)	-	(98)
Stock option expense	-	-	3	-	1	-	10	-	14
Non-controlling interest in subsidiaries	-	-	-	-	-	-	13	-	13
Net income (loss) adjusted for non-cash items	$(21)	$(8)	$348	$15	$1,220	$177	$3,534	$-	$5,265
Change in other operating assets and
liabilities	(27)	44	(103)	41	(13)	(69)	(819)	-	(946)
Cash (used in) provided by
operating activities	$(48)	$36	$245	$56	$1,207	$108	$2,715	$-	$4,319

Investing activities
Purchase and mortgage advances	$-	$-	$(3,734)	$(187)	$(3,833)	$(263)	$(17,775)	$-	$(25,792)
Disposals and repayments	-	-	3,164	102	5,178	288	13,921	-	22,653
Change in investment broker net
receivables and payables	-	-	7	25	13	1	331	-	377
Capital contribution to unconsolidated
subsidiaries	-	(509)	(61)	-	-	-	61	509	-
Dividends from unconsolidated
subsidiary	-	509	-	-	-	-	-	(509)	-
Cash (used in) provided by
investing activities	$-	$-	$(624)	$(60)	$1,358	$26	$(3,462)	$-	$(2,762)

Manulife Financial Corporation – 2009 Q2 Report

Condensed Consolidating Statements of Cash Flows (continued)

For the six months ended June 30, 2008	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Financing activities
Decrease in securities sold but not
yet purchased	$-	$-	$-	$-	$-	$-	$(26)	$-	$(26)
Issue of long-term debt	946	-	-	-	-	-	-	-	946
Repayment of long-term debt	(4)	-	-	-	-	-	-	-	(4)
Dividends paid to parent	1,754	(1,754)	-	-	(509)	-	-	509	-
Return of capital to parent	-	509	-	-	-	-	-	(509)	-
Net redemptions of structured products	-	-	637	51	(2,094)	85	(1,491)	-	(2,812)
Bank deposits, net	-	-	76	-	-	-	613	-	689
Consumer notes matured	-	-	-	-	(309)	-	-	-	(309)
Shareholder dividends	(733)	-	-	-	-	-	-	-	(733)
Notes payable to subsidiary	325	-	-	-	-	-	-	(325)	-
Notes receivable from subsidiary	(1,967)	-	-	-	-	-	-	1,967	-
Notes payable to parent	-	-	-	-	-	-	1,967	(1,967)	-
Notes receivable from parent	-	-	-	-	-	-	(325)	325	-
Notes payable to affiliates	-	(331)	-	-	810	-	(1,053)	574	-
Notes receivable from affiliates	-	1,057	-	-	(2)	-	(481)	(574)	-
Funds repaid, net	-	-	-	-	-	-	(26)	-	(26)
Purchase and cancellation of common
shares	(293)	-	-	-	-	-	-	-	(293)
Preferred shares (redeemed) issued
by a subsidiary	(10)	-	-	-	-	-	10	-	-
Common shares issued, net	26	-	1	-	3	-	(1)	-	29
Cash (used in) provided by
financing activities	$44	$(519)	$714	$51	$(2,101)	$85	$(813)	$-	$(2,539)
Cash and short-term securities
Increase (decrease) during the year	$(4)	$(483)	$335	$47	$464	$219	$(1,560)	$-	$(982)
Currency impact on cash and
short-term securities	-	-	181	7	18	89	9	-	304
Balance, January 1	-	585	5,597	225	2,809	80	2,691	-	11,987
Balance, June 30	$(4)	$102	$6,113	$279	$3,291	$388	$1,140	$-	$11,309

Cash and short-term securities
Beginning of year
Gross cash and short-term securities	$-	$585	$5,777	$225	$2,950	$112	$2,826	$-	$12,475
Net payments in transit, included in
other liabilities	-	-	(180)	-	(141)	(32)	(135)	-	(488)
Net cash and short-term securities,
January 1	$-	$585	$5,597	$225	$2,809	$80	$2,691	$-	$11,987

End of year
Gross cash and short-term securities	$(4)	$102	$6,308	$279	$3,390	$408	$1,808	$-	$12,291
Net payments in transit, included in
other liabilities	-	-	(195)	-	(99)	(20)	(668)	-	(982)
Net cash and short-term securities,
June 30	$(4)	$102	$6,113	$279	$3,291	$388	$1,140	$-	$11,309
Manulife Financial Corporation – 2009 Q2 Report

N O T E 14                                Comparatives

Certain comparative amounts have been reclassified to conform with the current period’s presentation.

N O T E 15                                Subsequent Event

On July 10, 2009, Manulife Financial Capital Trust II (“the Trust”), a trust wholly owned by MLI, issued $1,000 of Manulife Financial Capital Trust II Notes – Series 1 due December 31, 2108 (“MaCS II – Series 1”).  Interest on the MaCS II – Series 1 is payable semi-annually.  From July 10, 2009 to December 30, 2019, the rate of interest is 7.405%.  On December 31, 2019 and on every fifth anniversary after December 31, 2019, the rate of interest will be reset to the yield on five year Government of Canada bonds plus 5%.  At the option of the Trust, the MaCS II – Series 1 may be redeemed in whole or in part on or after December 31, 2014.  Under certain circumstances, the MaCS II – Series 1 or interest thereon may be automatically exchanged or paid by the issuance of non-cumulative Class 1 preferred shares of MLI. The Trust is a variable interest entity that will not be consolidated by the Company, since the Company is not the primary beneficiary. These securities qualify as Tier 1 regulatory capital and will be reported on the consolidated balance sheet as debentures issued by the Company to the Trust.

Manulife Financial Corporation – 2009 Q2 Report

STATISTICAL SUMMARY

(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	2009		2008
	Q2	Q1	Q4	Q3	Q2
Net income (loss)	$1,784	$(1,071)	$(1,869)	$507	$998
Net income (loss) attributed to participating policyholders	10	(3)	1	(3)	(10)
Net income (loss) attributed to shareholders	$1,774	$(1,068)	$(1,870)	$510	$1,008
Preferred share dividends	(16)	(7)	(8)	(7)	(8)
Net income (loss) available to common shareholders	$1,758	$(1,075)	$(1,878)	$503	$1,000

Premiums and deposits
Life and health insurance premiums [1]	$3,591	$4,278	$4,460	$4,017	$3,865
Annuity and pension premiums	2,129	2,694	2,562	1,841	1,507
Segregated fund deposits	7,391	8,259	8,847	7,689	8,472
Mutual fund deposits	2,141	2,096	1,824	2,173	2,664
Institutional advisory account deposits	2,190	1,181	1,025	1,646	1,431
ASO premium equivalents	662	669	633	601	621
Group Benefits ceded [1]	932	-	-	-	-
Other fund deposits	160	124	142	123	133
Total premiums and deposits	$19,196	$19,301	$19,493	$18,090	$18,693

Funds under management
General fund	$188,332	$191,132	$187,501	$165,163	$164,445
Segregated funds	177,511	163,816	164,755	165,488	175,746
Institutional advisory accounts	21,956	20,798	20,633	20,304	21,288
Mutual funds	26,435	24,001	25,629	28,213	32,094
Other funds	6,621	5,597	5,937	6,112	6,725
Total funds under management	$420,855	$405,344	$404,455	$385,280	$400,298

Capital
Liabilities for preferred shares and qualifying capital instruments	$3,084	$3,139	$3,122	$3,043	$3,024
Non-controlling interest in subsidiaries	209	222	217	167	167
Equity
Participating policyholders' equity	69	59	62	61	64
Shareholders' equity
Preferred shares	1,419	1,080	638	638	638
Common shares	16,250	16,177	16,157	13,943	13,958
Contributed surplus	169	161	160	156	152
Retained earnings [2]	12,693	11,356	12,850	15,116	15,083
Accumulated other comprehensive loss on AFS securities and translation of net foreign operations	(2,815)	(1,948)	(2,324)	(4,868)	(5,025)
Total capital	$31,078	$30,246	$30,882	$28,256	$28,061

Selected key performance measures
Basic earnings (loss) per common share	$1.09	$(0.67)	$(1.24)	$0.34	$0.67
Diluted earnings (loss) per common share	$1.09	$(0.67)	$(1.24)	$0.33	$0.66
Return on common shareholders' equity (annualized) [3]	26.9%	(16.2)%	(28.6)%	8.2%	17.0%
Book value per common share	$16.23	$15.81	$16.48	$16.26	$16.14
Market value to book value ratio	1.24	0.90	1.26	2.35	2.21
Market capitalization ($ billions)	32.59	22.87	33.49	57.12	53.30
Common shares outstanding (in millions)
End of period	1,614	1,611	1,610	1,492	1,495
Weighted average - basic	1,611	1,610	1,519	1,492	1,497
Weighted average - diluted	1,616	1,610	1,519	1,503	1,508

[1] At the end of the first quarter of 2009, Canadian Group Benefits entered into an external reinsurance agreement which resulted in a substantial reduction in net premium revenue reported in the income statement. The Company continues to retain certain benefits and certain risks on this business and the associated direct premiums continue to be included in the overall premiums and deposits metric as "Group Benefits ceded".

[2] Opening retained earnings at January 1, 2007 have been reduced by $229 relating to an understatement of policy liabilities and an understatement of future income tax liabilities relating primarily to periods prior to the merger with John Hancock Financial Services, Inc. in April 2004.

[3] Return on common shareholders' equity is net income (loss) available to common shareholders divided by average common shareholders' equity excluding accumulated other comprehensive income (loss) on AFS securities and cash flow hedges.

Manulife Financial Corporation – 2009 Q2 Report

SHAREHOLDER INFORMATION

Manulife Financial Corporation

Corporate Headquarters
200 Bloor Street East
Toronto, ON Canada M4W 1E5
Tel:  (416) 926 - 3000
Web site: www.manulife.com

Investor Relations
Institutional investors, brokers, security analysts and other investors requiring financial information may contact our Investor Relations Department or access our website at www.manulife.com
Tel:  1-800-795-9767
Fax: (416) 926-3503
e-mail:  investor_relations@manulife.com

Shareholder Services
For information or assistance regarding your shareholdings, including changes of address, changes in registration, direct deposit dividends (Canada, United States and Hong Kong), lost certificates, to eliminate duplicate mailings of shareholder material or to receive shareholder material electronically, please contact our Transfer Agents.

Transfer Agent and Register

Contact our Transfer Agent for information regarding your shareholdings, including changes of address, changes in registration, direct deposit of dividends (Canada, United States and Hong Kong), lost certificates, to eliminate duplicate mailings of shareholder material or to receive shareholder material electronically.

Transfer Agent in Canada
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, ON Canada M5C 2W9
Local: 416-643-6268
Toll Free: 1-800-783-9495
Fax:    1-877-713-9291
e-mail:  inquiries@cibcmellon.com

CIBC Mellon offices are also available in Montreal, Halifax, Vancouver and Calgary.

Transfer Agent in the United States
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA  15252-8015 U.S.A.
Tel:  1-800-249-7702
e-mail: shrrelations@bnymellon.com

Transfer Agent in Hong Kong
Computershare Hong Kong
Investor Services Limited
46th Floor, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong
Tel:  852-2862–8628

Transfer Agent in the Philippines
The Hong Kong and Shanghai Banking
Corporation Limited
Stock Transfer Department
30/F Discovery Suites
25 ADB Avenue
Ortigas Center, Pasig City
Philippines
Tel:  (632) 683-2685

Auditors

Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants
Toronto, Canada
www.manulife.com

The following Manulife Financial documents are available online at www.manulife.com

·	Annual Report and Proxy Circular

·	Notice of Annual Meeting

·	Shareholders Reports

·	Public Accountability Statement

·	Corporate Governance material

Manulife Financial Corporation – 2009 Q2 Report

Ratings

Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth. As at June 30, 2009, Manulife Financial had total capital of Cdn$31.1 billion, including Cdn$29.6 billion of common shareholders’ equity. Manufacturers Life’s financial strength and claims paying ratings are among the strongest in the insurance industry.

A.M. Best	A+	(1st of 9 categories)
Dominion Bond Rating Service	IC-1	(1st of 5 categories)
Fitch Ratings	AA	(2nd of 9 categories)
Moody’s	Aa3	(2nd of 9 categories)
Standard & Poor’s	AA+	(2nd of 8 categories)

Common Stock Trading Data

The following values are the high, low and close prices plus the average daily trading volume for Manulife Financial Corporation’s common stock on the Toronto Stock Exchange, the New York Stock Exchange, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the first quarter. The common stock symbol is MFC on all exchanges except Hong Kong where it is 945.

As at June 30, 2009, there were 1,614 million common shares outstanding.

April 1 –	Toronto	New York	Hong Kong	Philippines
June 30, 2009	Canadian $	United States $	Hong Kong $	Philippine Pesos
High	$ 25.12	$ 22.87	$ 175.5	P 900
Low	$ 13.76	$ 10.87	$ 85.8	P 540
Close	$ 20.19	$ 17.35	$ 140.8	P 830
Average Daily Volume (000)	8,211	3,129	433	0.3

Manulife Financial Corporation – 2009 Q1 Report

Consent to receive documents electronically

Electronic documents available from Manulife Financial

Manulife Financial is pleased to offer Electronic Documents. Access the information when you want, no more waiting for the mail.

The Manulife Financial documents available electronically are:
•	Annual Report and Proxy Circular
•	Notice of Annual Meeting
•	Shareholder Reports
•	Public Accountability Statement
•	Corporate Governance material

These documents will be available to you on our Web site at www.manulife.com at the same time as they are mailed to other shareholders. Documents relating to the annual meeting, including annual reports will be available on the Web site at least until the next version is available.

We will notify you when documents will be available on the Web site and confirm the instructions for accessing the documents at the same time. In the event that the documents are not available on our Web site, paper copies will be mailed to you.

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Manulife Financial Corporation – 2009 Q1 Report